Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF AMALGAMATION

among

VIDESH SANCHAR NIGAM LIMITED

VSNL TELECOMMUNICATIONS (BERMUDA) LTD.

and

TELEGLOBE INTERNATIONAL HOLDINGS LTD

Dated as of July 25, 2005

i

ii

SECTION 10.05	Incorporation of Exhibits	62
SECTION 10.06	Governing Law; Venue	62
SECTION 10.07	Waiver of Jury Trial	63
SECTION 10.08	Headings; Interpretation	63
SECTION 10.09	Counterparts	63
SECTION 10.10	Entire Agreement	63
SECTION 10.11	Enforcement	63

iii

AGREEMENT AND PLAN OF AMALGAMATION

AGREEMENT AND PLAN OF AMALGAMATION, dated as of July 25, 2005 (as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof, this “Agreement”), among VIDESH SANCHAR NIGAM LIMITED, an Indian Limited Company (“Parent”), TELEGLOBE INTERNATIONAL HOLDINGS LTD, a Bermuda exempted company having its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda (the “Company”), and VSNL TELECOMMUNICATIONS (BERMUDA) LTD., a Bermuda exempted company having its registered office at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda and a direct wholly owned subsidiary of Parent (“Amalgamation Sub”).

W I T N E S S E T H:

WHEREAS, it is proposed that the Company and Amalgamation Sub amalgamate under the Laws of Bermuda (the “Amalgamation”) and continue as a Bermuda exempted company (the “Amalgamated Company”) upon the terms and subject to the conditions of this Agreement and in accordance with the Companies Act 1981 of Bermuda (the “Companies Act”);

WHEREAS, in connection with the Amalgamation, the separate existence of the Company and Amalgamation Sub will cease and the Amalgamated Company will be a wholly owned subsidiary of Parent, and each common share of the Company Common Share Capital (as defined below) issued and outstanding immediately prior to the Effective Time (as defined below) other than (i) the shares of Company Common Share Capital owned directly or indirectly by Parent, Amalgamation Sub or the Company and (ii) any Dissenting Shares (as defined below) will be exchanged for the right to receive an amount equal to the Price Per Share (as defined below), all in accordance with the provisions of the Companies Act and this Agreement.

WHEREAS, the boards of directors of Parent, Amalgamation Sub and the Company have each determined that the Amalgamation is fair, advisable and in the best interests of their respective companies and approved the Amalgamation on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution of this Agreement and as an inducement to Parent to enter into this Agreement, certain shareholders of the Company have entered into voting agreements in the forms attached as Annex A; and

WHEREAS, Parent, as the sole shareholder of Amalgamation Sub, has approved and adopted this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01 Certain Defined Terms. Unless the context otherwise requires, the following terms, when used in this Agreement, shall have the respective meanings specified below (such meanings to be equally applicable to the singular and plural forms of the terms defined):

“Acquisition Proposal” means a proposal or offer (i) relating to any tender offer or exchange offer that, if consummated, would result in any Person acquiring twenty percent (20%) or more of the equity securities of the Company, (ii) for a merger, consolidation, amalgamation, dissolution, liquidation, recapitalization, business combination or other similar transaction involving the Company and/or any of the Company Subsidiaries, (iii) for the issuance of twenty percent (20%) or more of the equity securities of the Company as consideration for the assets or securities of another Person or (iv) for the acquisition, in any manner, of twenty percent (20%) or more of the equity securities of the Company or assets of the Company or any Company Subsidiary (including equity securities of any Company Subsidiary) that represents more than twenty percent (20%) of the assets of the Company, in each case other than the transactions contemplated by this Agreement.

“Affiliate” shall mean, with respect to any Person, any other Person that controls, is controlled by or is under common control with the first Person.

“Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the Competition Act (Canada), as amended, and the competition Laws of the European Union, together in each case with all rules and regulations promulgated thereunder, and all other Bermuda, U.S. federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Business Day” shall mean any day other than Saturday, Sunday or other day on which commercial banks are not required or authorized by Law to remain closed in the City of New York.

“Canada Pension Plan” shall mean the state-sponsored retirement and disability benefits program for Canadian citizens under the Canada Pension Plan Act.

“Cerberus Debt Documents” means that certain Note Purchase Agreement, dated as of May 28, 2004, by and among the Company, Teleglobe America, Inc., a Delaware corporation and wholly-owned subsidiary of the Company, the “Purchasers” thereunder, and Madeleine L.L.C., a New York limited liability company, as “Agent” thereunder, and the “Notes” and other documents expressly referenced therein.

“Cerberus Indebtedness” means the Company’s Indebtedness under the Cerberus Debt Documents.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Business Intellectual Property” shall mean the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company Common Share Capital” shall mean the common shares in the authorized share capital of the Company, par value $0.01 per share.

“Company Competing Transaction” means any transaction that is proposed pursuant to an Acquisition Proposal.

“Company Disclosure Schedule” shall mean the disclosure schedule delivered by Company to Parent concurrently with the execution of this Agreement and forming a part hereof.

“Company Intellectual Property Contracts” shall mean all Contracts concerning the Company Business Intellectual Property, including Contracts granting the Company and/or any of the Company Subsidiaries rights to use the Company Licensed Intellectual Property, Contracts granting rights to use Company Owned Intellectual Property, confidentiality agreements, Trademark coexistence agreements, Trademark consent agreements and nonassertion agreements.

“Company Licensed Intellectual Property” shall mean Intellectual Property used or intended to be used by the Company and/or any of the Company Subsidiaries pursuant to a license or permission from other Persons.

“Company Material Adverse Effect” shall mean any change or effect that individually or in the aggregate (taking into account all other such changes or effects) has a material adverse effect on (x) the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole or (y) the ability of the Company to perform its obligations under this Agreement or to consummate on or prior to the date set forth in Section 9.01(b) the transactions contemplated hereby; provided, however, that in no event shall the occurrence after the date hereof of any of the following, in and of themselves, be considered a Company Material Adverse Effect: (a) any decrease or the effect of any decrease in the market price or trading volume of the Company Common Share Capital (but not any change or effect underlying such decrease to the extent such change or effect may otherwise constitute a Company Material Adverse Effect); (b) any adverse change arising from or relating to the Company’s or Company Subsidiaries’ relationship (contractual or otherwise) with the Person listed on Section 1.01A of the Company Disclosure Schedule; (c) any changes in general economic or political conditions, changes in securities markets or changes affecting the industry generally in which the Company or any Company Subsidiary operates; (d) any natural disaster, any act of terrorism, sabotage, military action or war (whether or not declared) or any other social or political disruption, in each case including any escalation or worsening thereof; (e) any change in laws, rules, regulations or orders of any Governmental Entity or in the interpretation thereof; (f) the announcement of this Agreement or the transactions contemplated by this Agreement or any communication by Parent of its plans or intentions with respect to any of the businesses of the Company or any of the Company Subsidiaries; (g) any failure by the Company to meet any forecasts, projections or earnings guidance or expectations provided or released by the Company or equity analysts, for any period (but not any change or effect underlying such failure to the extent such change or effect would otherwise constitute a Material Adverse Effect); (h) any matter described on the Company Disclosure Schedule other than (x) Contracts not provided in the Company’s virtual data room on Intralinks or physical data room in Montreal, and (y) with respect to all Contracts with parties not set forth in Section 1.01A of the Company Disclosure Schedule, any breach, violation, default or right of termination or acceleration thereof resulting from the transactions contemplated by this Agreement that, individually or in the aggregate, would otherwise constitute a Company Material Adverse Effect; or (i) any adverse change arising from or relating to any change in accounting requirements or principles or any change in applicable Laws or the interpretation thereof applicable to the Company’s consolidated financial statements.

“Company Owned Intellectual Property” shall mean Intellectual Property owned by Company or the Company Subsidiaries.

“Company Stock Plans” shall mean the Teleglobe International Holdings Ltd 2004 Equity Incentive Plan and the Teleglobe International Holdings Ltd Conversion Equity Incentive Plan.

“Company Subsidiary” shall mean any direct or indirect Subsidiary of the Company.

“Confidentiality Agreement” shall mean the confidentiality agreement, dated as of March 4, 2005, between Parent and Company.

“Contract(s)” shall mean, with respect to any specified Person, any written or oral, contract, agreement, lease, indenture, sublease, note, bond, loan, credit agreement, guarantee, letter of credit, license, franchise, mortgage, deed of trust or other instrument or commitment to which such Person or its properties are legally bound or under which such Person is legally obligated, whether on an absolute or contingent basis.

“$” shall mean United States Dollars.

“Encumbrances” shall mean all claims, security interests, liens, pledges, escrows, charges, encumbrances, options, proxies, rights of first refusal, preemptive rights, mortgages, hypothecations, legal hypothecs, rights to distrain, landlords’ liens, assignments, title retention agreements, indentures, security agreements or any other similar encumbrance or right.

“Environmental Law” shall mean any Law and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the environment or natural resources, including those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Material.

“Environmental Permit” shall mean any Permit or other authorization required under or issued pursuant to any applicable Environmental Law.

“ERISA” shall mean the U.S. Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean with respect to a specified Person, any entity, which, together with such Person or any of its Subsidiaries, as the case may be, would be treated as a single employer under Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Expenses” shall mean, with respect to any party hereto, all reasonable out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by such party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of its obligations pursuant to this Agreement and the consummation of the Amalgamation, the preparation, printing, filing and mailing of the Proxy Statement (as defined in Section 7.01), the solicitation of shareholder approvals, the filing of HSR Act notification and report form and any other Antitrust Law clearance filings and all other matters related to the transactions contemplated hereby and the closing of the Amalgamation.

“Final Order” shall mean any Governmental Order, Permit, Required Governmental Approval, writ, injunction or decree that shall have been entered by any Governmental Entity or court of competent jurisdiction and shall have become final and nonappealable.

“Governmental Entity” shall mean any United States federal, state or municipal, Canadian federal, provincial, territorial or municipal, Bermuda or other foreign, European Union, national, state or municipal governmental, regulatory, judicial, legislative, executive, taxing, importing or administrative authority, agency, ministry, department, commission or other instrumentality (including any Telecommunications Operating Authority), or any court, tribunal or arbitral body.

“Governmental Order” shall mean any cease and desist or other order, writ, judgment, injunction, consent or other decree, stipulation, determination or award entered by or with any Governmental Entity.

“Hazardous Material” shall mean (i) any petroleum, petroleum products, by-products or breakdown products, radioactive materials, friable asbestos-containing materials or polychlorinated biphenyls or (ii) any chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste or is otherwise regulated, under any applicable Environmental Law.

“HSR Act” shall mean the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, together with the rules and regulations promulgated thereunder.

“Indebtedness” shall mean as to any Person, (i) all indebtedness to any other Person for borrowed money, (ii) all obligations evidenced by bonds, debentures, notes or other instruments, (iii) all obligations upon which interest charges are customarily paid or owed (other than trade payables incurred in the ordinary course of business), (iv) capitalized lease obligations, synthetic lease obligations, sale leaseback obligations and other similar indebtedness obligations, whether secured or unsecured, and (v) all such indebtedness of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured against loss.

“Intellectual Property” shall mean all (i) trademarks, service marks, brand names, d/b/a’s, Internet domain names, trade dress, assumed names, fictitious names, trade names, and all applications and registrations for all of the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same (collectively, “Trademarks”); (ii) patents and applications therefor, including divisions, continuations, continuations-in-part and renewal applications (including renewals, extensions and reissues), Patent Cooperation Treaty applications, and inventions (collectively, “Patents”); (iii) confidential and proprietary information, trade secrets and know-how, including processes, schematics, data, databases, formulae, algorithms, drawings, prototypes, models, designs and customer lists (collectively, “Trade Secrets”); (iv) published and unpublished works of authorship (including computer software), copyrights, copyright registrations and applications, and all renewals, extensions, restorations and reversions thereof (collectively, “Copyrights”); (v) mask works and all registrations and applications for registration thereof; and (vi) all other intellectual property or proprietary rights.

“IRS” shall mean the United States Internal Revenue Service.

“IT Systems” shall mean all electronic data processing, information, record keeping, communications, telecommunications, account management, inventory management and other computer systems (including all computer programs, software, databases, firmware, hardware and related documentation) and Internet websites and related content.

“Knowledge of the Company” shall mean (i) the actual knowledge of any director of the Company or of Teleglobe America, Inc., the President or Chief Executive Officer of the Company or any member of the Company’s Sarbanes-Oxley disclosure committee (each, a “Company Knowledge Person”) or (ii) solely with respect to the persons who are ‘named executive officers’ in the Company’s proxy statement dated April 21, 2005, knowledge that such person would be expected to obtain after making reasonable inquiry with all of the Company and Company Subsidiary employees that report directly to such person.

“Knowledge of Parent” shall mean (i) the actual knowledge of any officer of Parent listed in Section 1.01B of the Parent Disclosure Schedule (each, a “Parent Knowledge Person”) or (ii) knowledge that any Parent Knowledge Person would be expected to obtain after making reasonable inquiry with all of Parent employees that report directly to such person.

“Law” shall mean any statute, law, ordinance, regulation, rule, policy, code, order, judgment, decree, treaty, directive, other requirement or rule of law of any Governmental Entity, including any Telecommunications Law.

“Network Operations” shall mean all ownership and/or participation rights in the Company’s long haul network, routers, switches and switch sites, network operations centers, points of presence, co-location spaces, terrestrial, subsea, national, international, fiber optic, satellite and other signaling and transport networks.

“NNM” shall mean The Nasdaq National Market.

“Organizational Documents” means, with respect to any entity, the certificate of incorporation or memorandum of association, bye-laws and/or other similar governing documents of such entity.

“Parent Disclosure Schedule” shall mean the disclosure schedule delivered by Parent to the Company concurrently with the execution of this Agreement and forming a part hereof.

“Parent Material Adverse Effect” shall mean any change in or effect on the business of Parent and its Subsidiaries that is materially adverse to the ability of the Parent or Amalgamation Sub to perform their respective obligations under this Agreement or to consummate on or prior to the date set forth in Section 9.01(b) the transactions contemplated hereby.

“Parent Subsidiary” shall mean any direct or indirect Subsidiary of Parent.

“Permit” shall mean permits, licenses, franchises, variances, exemptions, orders, registrations, certificates, consents, approvals, agreements and other authorizations issued or granted by Governmental Entities, including the Telecommunications Operating Authorities, and any other right or authorization held by a specified Person granted or recognized by a Governmental Entity in any jurisdiction and required for the provision or delivery of telecommunications and/or information services in or to such jurisdiction.

“Person” shall mean an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, syndicate, individual (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or Governmental Entity.

“Quebec Pension Plan” shall mean the state sponsored retirement and disability benefits program established for Quebec citizens under the Act respecting the Quebec Pension Plan.

“Registered” shall mean issued, registered, renewed or the subject of a pending application.

“Required Company Governmental Approvals” shall mean any material approval, permission, consent, waiver, exemption, clearance or authorization which is required to be obtained by the Company, Parent or Amalgamation Sub from any Governmental Entity (including any Telecommunications Operating Authority) prior to the Closing in connection with the Amalgamation or any other action contemplated by this Agreement.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Law” shall mean the U.S. Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Subsidiary” shall mean, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary of such Person) owns, directly or indirectly, a majority of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Suit” shall mean any suit, claim, action, reissue, reexamination, public protest, interference, arbitration, mediation, opposition, cancellation, investigation, notice of expropriation or other proceeding.

“Superior Proposal” means any bona fide written Acquisition Proposal made by a third party that does not result from a breach of Section 6.05 with respect to which the Company’s Board of Directors shall have determined in good faith (after consultation with the Company’s legal and financial advisors) in the proper exercise of its fiduciary duties to the Company under applicable Law that (i) such Acquisition Proposal is not contingent on securing any financing, and (ii) such Acquisition Proposal is reasonably capable of being consummated by the Company and such third party on the terms set forth in such Acquisition Proposal, taking into account legal, financial, regulatory, timing and similar aspects of the Acquisition Proposal and the Person making the Acquisition Proposal, and would, if consummated, result in a transaction superior from a financial point of view to the Company’s shareholders than the transactions contemplated by this Agreement (including any amendment to this Agreement executed prior to the time of such determination and any legally binding offer by Parent and Amalgamation Sub to amend this Agreement received by the Company’s Board of Directors prior to the time of such determination).

“Tax” shall mean any and all taxes, fees, levies, duties, tariffs, imposts, premiums, assessments, reassessments and similar charges (together with any and all interest, penalties, fines, additions to tax and additional amounts imposed with respect thereto) levied, assessed, reassessed, charged, collected, withheld or imposed by any Governmental Entity or other taxing authority (“Taxing Authority”), including all income, franchise, windfall or other profits, gross or net receipts, capital (including large corporations), immovable or real property, consumption, anti-dumping, customs, import, countervail duties, property, sales, use, goods and services, capital stock, payroll, employment, social security, workers’ compensation, occupation, unemployment compensation or net worth taxes and taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer (whether for land or otherwise), value-added, capital or other gains taxes, universal service and communications fees and all Canadian or Quebec provincial employment and health taxes and Quebec Pension Plan and Canada Pension Plan contributions.

“Tax Return” shall mean any return, report, declaration, schedule, statement or form (including any estimated Tax report or return, withholding Tax reports or return and information report or return) required to be filed by Law with respect to any Taxes.

“Telecommunications Laws” means the United States Communications Act of 1934, as amended, including as amended by the United States Telecommunications Act of 1996; any rules, regulations or policies promulgated by the FCC or any other Telecommunications Operating Authority; the Telecommunications Act (Canada), the Radiocommunication Act (Canada) and any orders, rules, regulations, directives, decisions, notices and policies promulgated pursuant to such acts or otherwise by the CRTC or Industry Canada.

“Telecommunications Operating Authorities” shall mean, collectively, the United States Federal Communications Commission (the “FCC”); the state public utilities commissions; the Canadian Radio-television and Telecommunications Commission (the “CRTC”), the Canadian Federal Department of Industry (“Industry Canada”) or Governmental Entities in the same or other jurisdictions having similar functions or regulatory responsibilities and duties, each individually a “Telecommunications Operating Authority.”

“U.S.” shall mean the United States of America.

“U.S. GAAP” shall mean United States generally accepted accounting principles.

“WARN Act” shall mean the U.S. Workers Adjustment Retraining Notification Act.

In addition to the foregoing definitions, the following terms shall have the definitions specified on the page of this Agreement listed below:

Acquisition Agreement	44
Agreement	2
Amalgamated Company	2
Amalgamation	2
Amalgamation Documents	12
Amalgamation Sub	2
Canadian Pension Law	25
Cerberus Entities	40
Certificates	15
CFIUS	54
Closing	12
Closing Date	12
Companies Act	2
Company	2
Company Benefit Plan	24
Company Financial Advisor	35
Company Permits	20
Company Reports	22

Company Shareholders Meeting	50
D&O Policies	53
Dissenting Shares	17
DOJ	47
Effective Time	12
Exon-Florio	46
Exon-Florio Notification	46
FTC	47
Indemnified Parties	52
Indemnified Party	52
Material Contracts	28
Minority Interest	18
Option Exercise Payments	14
Options	18
Parent	2
Parent Permits	38
Paying Agent	15
Premium Amount	53
Price Per Share	13
Proxy Statement	51
Real Estate Contracts	29
Representatives	43
SOX Act	22
Tax Affiliate	34
Terminating Company Breach	57
Terminating Parent Breach	57
Termination Fee	59
Warrant Exercise Payments	14
Warrants	18

ARTICLE II

THE AMALGAMATION

SECTION 2.01 The Amalgamation. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 2.03), Amalgamation Sub shall be amalgamated with the Company in accordance with the Companies Act and this Agreement. As a result of the Amalgamation, the amalgamation of the Company and Amalgamation Sub and their continuance as the Amalgamated Company shall become effective under the provisions of the Companies Act and of this Agreement.

SECTION 2.02 Closing. Unless this Agreement shall have been terminated and the Amalgamation herein contemplated shall have been abandoned pursuant to Section 9.01 and subject to the satisfaction or waiver of the conditions set forth in Article VIII, the consummation of the Amalgamation shall take place as promptly as practicable (and in any event within three (3) Business Days) after satisfaction or waiver of the conditions set forth in Article VIII (other than conditions which, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), at a closing (the “Closing”) to be held at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022, unless another date, time or place is agreed to by Parent and the Company (the date on which the Closing occurs, the “Closing Date”).

SECTION 2.03 Effective Time. At and after the time of the Closing, the parties shall cause the Amalgamation to be consummated by filing a certified copy of the resolutions of the Board of Directors and shareholders of each of the Company and Amalgamation Sub, a statutory declaration sworn by an officer of each of the Company and Amalgamation Sub as to their respective solvency, and a notice of address of registered office of the Amalgamated Company; a copy of the memorandum of association which is to be the memorandum of association of the Amalgamated Company; and all other documents that may be required by the Companies Act to effect the Amalgamation (collectively the “Amalgamation Documents”). The term “Effective Time” means the date and time that the Amalgamation shall become effective pursuant to the Companies Act.

SECTION 2.04 Effect of the Amalgamation. At the Effective Time, the effect of the Amalgamation shall be as provided in Section 109 of the Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Amalgamation Sub shall become the property, rights, privileges, powers and franchises of the Amalgamated Company, and all debts, obligations, liabilities and duties of the Company and Amalgamation Sub shall become the debts, obligations, liabilities and duties of the Amalgamated Company.

SECTION 2.05 Memorandum of Association; Bye-laws and Name.

(a) Subject to Section 2.05(b), the memorandum of association and the bye-laws of the Amalgamated Company shall, as a result of the Amalgamation and without any further action by the Company, be the memorandum of association (in the form attached hereto as Schedule 1) and the bye-laws of Amalgamation Sub in effect immediately prior to the Effective Time, until thereafter amended as provided by the Companies Act and the provisions of such Organizational Documents.

(b) The name of the Amalgamated Company shall be VSNL Telecommunications (Bermuda) Ltd.

SECTION 2.06 Directors of the Amalgamated Company. The names and addresses of the Persons proposed to be directors of the Amalgamated Company are as follows:

Satish Ranade (c/o Parent at the address set forth in Section 10.02.(b))

Srinivasa Addepalli (c/o Parent at the address set forth in Section 10.02.(b))

SECTION 2.07 Officers of the Amalgamated Company. The officers of Amalgamation Sub immediately prior to the Effective Time shall serve in their respective offices of the Amalgamated Company from and after the Effective Time, in each case until their successors are elected or appointed and qualified or until the earlier of their death, resignation or removal. The Company agrees that each officer, if any, of the Company who will continue as an officer after the Effective Time may be designated as an officer of Amalgamation Sub immediately prior to the Effective Time.

ARTICLE III

EXCHANGE OF SECURITIES, CANCELLATION OF INTERESTS

SECTION 3.01 Effect on Share Capital. At the Effective Time, by virtue of the Amalgamation, and without any action on the part of Parent, Amalgamation Sub, the Company or the holders of any of their respective securities:

(a) Share Capital of Amalgamation Sub. Each issued and outstanding share in the share capital of Amalgamation Sub shall be converted into and become one fully paid and nonassessable share in the share capital, par value $0.01 per share, of the Amalgamated Company.

(b) Cancellation of Parent or Amalgamation Sub Owned Share Capital. Each authorized but unissued share of Company Common Share Capital and each share of Company Common Share Capital owned by Parent, Amalgamation Sub, or any wholly owned Subsidiary of the Company or Parent immediately prior to the Effective Time shall be cancelled and retired without any consideration with respect thereto.

(c) Company Common Share Capital. Each share of the Company Common Share Capital issued immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 3.01(b) and any Dissenting Shares) will, by virtue of the Amalgamation and without any action on the part of the holder thereof, be converted into the right to receive $4.50 in cash per share without any interest thereon (as adjusted in accordance with this Agreement, the “Price Per Share”), subject to appropriate adjustment for any share dividend, subdivision, reclassification, recapitalization, split, combination or exchange with respect to the Company Common Share Capital occurring after the date hereof and before the Effective Time. As of the Effective Time, all such shares of the Company Common Share Capital shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a share in the Company Common Share Capital immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive the aggregate Price Per Share attributable to the number of shares of the Company Common Share Capital so owned.

(d) Options to Purchase Company Common Share Capital. Except as may be otherwise agreed in writing among Parent, the Company and any holder of any Option, upon consummation of the Amalgamation, each Option outstanding immediately prior to the Effective Time (whether or not then exercisable or vested) shall be terminated and cancelled immediately prior to the Effective Time as set forth in this Section 3.01(d). Each Option that has an exercise price per share of Company Common Share Capital less than the Price Per Share shall entitle the holder thereof to the right to receive, as soon as is practicable (but in no event later than five (5) Business Days) after the Effective Time from the Amalgamated Company a cash payment in an aggregate amount equal to the product of (A) the excess of the Price Per Share over the option exercise price per share of such Option and (B) the number of shares of Company Common Share Capital subject to such Option (collectively, the “Option Exercise Payments”). Each Option that has an exercise price per share equal to or greater than the Price Per Share will automatically be cancelled, without any consideration, as of the Effective Time. As of the Effective Time, each of the Company Stock Plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock or equity of the Company or any Company Subsidiary shall be terminated and cancelled (without any liability on the part of the Amalgamated Company other than as expressly set forth in this Section 3.01(d)). From and after the Effective Time, other than as expressly set forth in this Section 3.01(d), no holder of an Option shall have any rights in respect thereof other than to receive payment (if any) for his, her or its Options as set forth in this Section 3.01(d). Notwithstanding anything to the contrary in this Section 3.01(d), (i) the Amalgamated Company shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any holder of Options under this Agreement such amounts as are required to be deducted or withheld therefrom under the Code, the Income Tax Act (Canada) or under any other provision of applicable Law and (ii) to the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the applicable holder of Options.

(e) Warrants to Purchase Company Common Share Capital. Except as may be otherwise agreed in writing among Parent, the Company and any holder of any Warrant, upon consummation of the Amalgamation, each Warrant outstanding immediately prior to the Effective Time (whether or not then exercisable or vested) shall entitle the holder thereof to the right to receive, upon exercise and payment of any applicable Warrant consideration, from the Amalgamated Company, a cash payment in an aggregate amount equal to the product of (A) the Price Per Share and (B) the number of shares of Company Common Share Capital subject to such Warrant (collectively, the “Warrant Exercise Payments”). From and after the Effective Time, other than as expressly set forth in this Section 3.01(e), no holder of a Warrant shall have any rights in respect thereof other than to receive payment (if any) for his, her or its Warrants as set forth in this Section 3.01(e). Notwithstanding anything to the contrary in this Section 3.01(e),

(i) the Amalgamated Company shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any holder of Warrants under this Agreement such amounts as are required to be deducted or withheld therefrom under the Code or under any other provision of applicable Law and (ii) to the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the applicable holder of Warrants.

SECTION 3.02 Surrender and Payment.

(a) Paying Agent. No later than fifteen (15) days after the date hereof, Parent shall designate a paying agent to act for the record holders of shares of the Company Common Share Capital in connection with the Amalgamation, which paying agent shall be reasonably acceptable to the Company (the “Paying Agent”). Immediately prior to the Effective Time, Parent will deposit the aggregate Price Per Share payable in accordance with Section 3.01(c) in trust with the Paying Agent for the benefit of the holders of shares in the Company Common Share Capital. The Paying Agent will be authorized, at the request of Parent, to invest the funds deposited with the Paying Agent pursuant to this Section 3.02 in (i) investment grade money market instruments, (ii) direct obligations of the United States of America, (iii) obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iv) commercial paper rated the highest quality by both Moody’s Investors Services, Inc. and Standard & Poor’s Corporation or (v) certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $1 billion, in each case having maturities not to exceed 30 days and as designated by Parent, with any interest earned thereon being payable to Parent.

(b) Surrender of Certificates. Promptly after the Effective Time, Parent and the Amalgamated Company will cause the Paying Agent to mail and/or otherwise distribute to each holder of Shares of the Company Common Share Capital (other than holders of shares representing Dissenting Shares or representing shares contemplated by Section 3.01(b)), a notice and letter of transmittal and instructions in standard form for use in effecting the cancellation of all such interests and the surrender of all certificates for such shares (“Certificates”), if any, held by each such record holder.

(c) Payment Procedures. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal duly executed and completed, the Paying Agent shall pay to the holder of shares of Company Common Share Capital evidenced by such Certificate the aggregate Price Per Share attributable to the number of shares of the Company Common Share Capital represented by such Certificate, and such Certificate will then be cancelled. Until surrendered in accordance with the provisions of this Section 3.02(c), each Certificate (other than Certificates representing Dissenting Shares and Certificates representing shares covered by Section 3.01(b)) will represent for all purposes only the right to receive the aggregate Price Per Share relating thereto. No interest shall accrue or be paid in respect of cash payable upon the surrender of Certificates. At the Effective Time, all Certificates issued immediately prior to the Effective Time shall automatically be cancelled, and holders of Certificates shall cease to have any rights as shareholders of the Company, except as provided herein or under applicable Law. If any payment of cash in respect of cancelled shares of the Company Common Share Capital is to be paid to a Person other than the registered holder of the shares represented by the Certificate or Certificates surrendered in exchange therefor, it shall be a condition to such payment that the Certificate or Certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Paying Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such shares or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable. Notwithstanding anything to the contrary in this Agreement: (i) the Parent, Amalgamated Company and Paying Agent shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any holder of Company Common Share Capital under this Agreement such amounts as are required to be deducted or withheld therefrom with respect to the making of such payment under the Code, Section 116 of the Income Tax Act (Canada) or under any other provision of applicable Law; and (ii) to the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the applicable holder of Company Common Share Capital.

(d) No Transfer. After the Effective Time, there will be no transfers of shares of the Company Common Share Capital recorded in the register of members of the Amalgamated Company. If, after the Effective Time, valid Certificates are presented to the Amalgamated Company or to the Paying Agent, they will be cancelled and exchanged for the aggregate Price Per Share attributable to the number of shares of the Company Common Share Capital represented by such Certificates as provided in Section 3.02(c).

(e) Lost Certificates. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Amalgamated Company, upon any such Person providing to the Amalgamated Company a bond or indemnity reasonably satisfactory to Parent against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate the aggregate Price Per Share attributable to the number of shares of the Company Common Share Capital represented by such Certificate due to such Person as provided in Section 3.02(c) of this Agreement.

(f) Termination of Paying Agent Funding. Any portion of funds held by the Paying Agent which have not been delivered to holders of Certificates pursuant to this Article III within six (6) months after the Effective Time shall promptly be paid or delivered, as appropriate, to Parent, and thereafter holders of Certificates who have not theretofore complied with the exchange procedures set forth in and contemplated by this Section 3.02 shall thereafter look only to Parent (subject to abandoned property, escheat and similar Laws) for payment of the Price Per Share in accordance with this Agreement.

(g) No Liability. Notwithstanding anything to the contrary in this Section 3.02, none of the Paying Agent, Parent, the Amalgamated Company nor any other party hereto shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

SECTION 3.03 Register of Members. As of the Effective Time, the register of members of the Company shall be closed, and there shall be no further registration of transfers of shares of Company Common Share Capital thereafter on such register of members.

SECTION 3.04 Dissenting Shares. Notwithstanding Section 3.01(c) hereof, shares of the Company Common Share Capital issued immediately prior to the Effective Time and held by a holder who has not voted in favor of the Amalgamation or consented thereto in writing and who has otherwise properly perfected such holder’s right to appraisal for such shares in accordance with the Companies Act (and who has neither effectively withdrawn nor lost his, her or its right to such appraisal) (“Dissenting Shares”), shall not be converted into a right to receive the Price Per Share pursuant to Section 3.01(c), and shall be cancelled and converted into only such rights as are granted by Section 106 of the Companies Act. If after the Effective Time such holder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal, such Dissenting Shares shall be treated as if they had been converted as of the Effective Time into a right to receive the Per Share Price as provided in Section 3.01(c), without interest thereon. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Common Share Capital, and any withdrawals of such demands and other instruments received by the Company, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Except as required by the Companies Act, the Company shall not make any payments with respect to any demand by the holder(s) of Dissenting Shares for appraisal of their Dissenting Shares or offer to settle or settle or otherwise negotiate any such demands.

SECTION 3.05 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Amalgamated Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Company are hereby fully authorized in the name of the Company or otherwise to take, and will use all good faith efforts to take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Amalgamation Sub that:

SECTION 4.01 Organization and Qualification.

(a) The Company is an exempted company duly organized, validly existing and in good standing under the laws of Bermuda and has the requisite power to own, license, use, lease and otherwise hold its assets and properties and to carry on its business as it is now being conducted. The Company is duly qualified as a foreign entity to do business, and is in good standing, in each jurisdiction where the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Section 4.01(b) of the Company Disclosure Schedule sets forth a true and complete list of all Company Subsidiaries. Each Company Subsidiary is an entity duly organized, validly existing and (to the extent that such concept is recognized under applicable Law) in good standing under the laws of its jurisdiction of organization and has the requisite power to carry on its business as it is now being conducted. Each Company Subsidiary is duly qualified as a foreign entity to do business, and is in good standing, in each jurisdiction where the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All of the outstanding shares of capital stock or membership interests (as applicable) of each of the Company’s Subsidiaries are validly issued, fully paid and nonassessable and are owned by the Company or by a wholly owned Company Subsidiary, free and clear of all Encumbrances, and there are no proxies outstanding with respect to such shares or membership interests. Section 4.01 of the Company Disclosure Schedule sets forth a true and complete list of each Person (other than Company Subsidiaries) in which the Company or any Company Subsidiary owns any equity, membership, limited liability company, partnership or similar interest in, or any option, warrant, convertible security or other interest convertible into or exercisable or exchangeable for any such interest (each, a “Minority Interest”), in each case specifying the percentage interest held by the Company or the applicable Company Subsidiary.

SECTION 4.02 Organizational Documents; Minutes. True and complete copies of the Organizational Documents of the Company and each material Company Subsidiary, as in effect on the date hereof, have been furnished by the Company to Parent prior to the date hereof. Neither the Company nor any Company Subsidiary is in violation of any of the provisions of its Organizational Documents. The Company has made available to Parent complete and correct copies of the minutes (or, in the case of minutes that have not yet been finalized, drafts thereof (if available)) of all meetings and written consents of the shareholders, Board of Directors and each committee of the Board of Directors (or equivalent) of the Company, in each case since the inception of the Company (other than portions of minutes of the Company relating to this Agreement and the process followed by the Company that resulted in this Agreement, the terms of other acquisition proposals and any discussion of valuation of the Company or such acquisition proposals or of the negotiation of this Agreement or such acquisition proposals set forth in such minutes).

SECTION 4.03 Capitalization. The authorized share capital of the Company consists of $1,000,000 divided into 100,000,000 shares of Company Common Share Capital and, as of July 21, 2005: (i) 39,084,613 shares of the Company Common Share Capital were outstanding, all of which were validly issued, fully paid and nonassessable, (ii) no shares of the Company Common Share Capital were held by the Company or any Company Subsidiary, (iii) 3,821,141 shares of the Company Common Share Capital were reserved for issuance pursuant to the Company Stock Plans, copies of which have heretofore been furnished to Parent, (iv) options to purchase 3,225,978 shares of the Company Common Share Capital were outstanding under the Company Stock Plans (collectively, the “Options”) and (v) warrants to purchase 219,942 shares of the Company Common Share Capital were outstanding (collectively, the “Warrants”).

As of the date of this Agreement and as of the Effective Time, the Company Stock Plans are and will be the only Company stock option or other equity incentive plans in effect and the Options are and will be the only stock options issued under the Company Stock Plans. The Company has previously made available to Parent complete and correct copies of each Company Stock Plan and the agreement for each Option and Warrant, including, in each case, all amendments thereto. Since December 31, 2004, no shares of capital stock or other voting securities or equity interests of the Company have been issued or reserved for issuance, except in connection with the exercise, exchange or conversion of the outstanding Options or Warrants. Section 4.03 of the Company Disclosure Schedule sets forth a true and complete listing of all outstanding Options and Warrants, setting forth the names of the holders of such Options and Warrants, the number of Options and Warrants so held and the exercise prices and vesting schedules of such Options and Warrants (as applicable). Except as set forth in this Section 4.03, there are not now, and at the Effective Time there will not be, any shares of the Company Common Share Capital or other equity securities of the Company or any Company Subsidiary issued or outstanding or any options, warrants, rights or exchange, conversion or other rights with respect to any equity securities of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to grant, extend or enter into any such agreement or commitment. There is no commitment of the Company or any Company Subsidiary to distribute to holders of any class of its capital stock, any dividends, distributions, evidences of indebtedness or assets, or agreements, arrangements or commitments obligating the Company or any Company Subsidiary to issue or sell any share capital of the Company or any share capital, capital stock or other like equity interest in any Company Subsidiary. Except as set forth in Section 4.03 of the Company Disclosure Schedule, there are no outstanding contracts of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any share capital, capital stock or other equity securities of the Company or any Company Subsidiary. Except as set forth in Section 4.03 of the Company Disclosure Schedule, there are no outstanding contracts of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any share capital, capital stock or other equity securities of the Company or any Company Subsidiary. The Company has obtained all consents and made all amendments, if any, to the terms of the Company Stock Plans, each Warrant and each Option agreement, as applicable, that are necessary to give effect to the provisions of Sections 3.01(d) and (e). All outstanding shares of Company Common Share Capital are duly authorized, validly issued, fully paid and nonassessable and have been issued in accordance with applicable Securities Laws and none of such shares were issued in violation of any pre-emptive rights, rights of first offer or first refusal or similar rights. All Options and Warrants have been duly authorized and have been issued in accordance with applicable Securities Laws.

SECTION 4.04 Authority Relative to This Agreement. The Company has the requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the transactions contemplated hereby, except for any required approval of the Amalgamation by the Company’s shareholders as set forth in Section 4.21 of this Agreement. This Agreement has been declared advisable by the Board of Directors of the Company. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms. Except as set forth in Section 4.05, or as set forth on Section 4.04 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary (and none of their respective property or assets) is subject to or obligated under any provision of (i) its respective Organizational Documents, (ii) any Contract, (iii) any Permit or (iv) any Law or Governmental Order, which would be breached, violated or defaulted (with or without due notice or lapse of time or both) or in respect of which a right of termination or acceleration or a loss of a material benefit or any Encumbrance on any of its assets would be created or suffered by or result from the Company’s execution and performance of this Agreement, except as to clauses (ii), (iii) or (iv) above where any such breach, violation, right of termination or acceleration, or Encumbrances, individually or in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect. Subject to the completeness and accuracy of Parent’s representations in this Agreement, the execution, delivery and performance of this Agreement and the consummation of the Amalgamation and the other transactions contemplated hereby by the Company will not require the consent, order, authorization or approval of, declaration or notice to or registration or filing with any Governmental Entity, other than (i) pursuant to applicable requirements, if any, of the Exchange Act, state “blue sky” or takeover laws, and the HSR Act and any other applicable Antitrust Laws, (ii) filing and recordation of appropriate Amalgamation Documents as required by the Companies Act, (iii) compliance with the United States Communications Act of 1934, as amended, including without limitation, as amended by the United States Telecommunications Act of 1996 and any rules, regulations or policies promulgated by the FCC or any Telecommunications Operating Authority and Laws, each of which consent, approval, registration, license and filing is listed on Section 4.04 of the Company Disclosure Schedule except those which the failure to obtain or make could not reasonably be expected to have a Company Material Adverse Effect; (iv) any approvals specified by Parent in Section 5.03, and (v) the Exon Florio Notification (as defined in Section 6.07(a)). To the Knowledge of the Company, no Bermuda or state takeover statute or similar statute or regulation applies or purports to apply to the Amalgamation, this Agreement or any of the transactions contemplated hereby.

SECTION 4.05 Permits; Governmental Notices.

(a) The Company and the Company Subsidiaries hold all of the Permits (including Permits granted or issued by any Telecommunications Operating Authority) necessary under applicable Law to conduct their respective business operations and activities and to own and operate their respective assets, except where the failure to obtain or maintain such Permits could not reasonably be expected to have a Company Material Adverse Effect (collectively, the “Company Permits”). Section 4.05(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of all Company Permits. Except as set forth in Section 4.05(a) of the Company Disclosure Schedule, each Company Permit is valid, in good standing, and in full force and effect. No defaults or violations exist or have been recorded in respect of any Company Permit other than defaults or violations, which could not reasonably be expected to have a Company Material Adverse Effect. Except as could not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (A) there is no pending or, to the Knowledge of the Company, threatened action by or before any Governmental Entity to revoke, cancel, suspend, modify or refuse to renew any Company Permit and (B) to the Knowledge of the Company, no Person has asserted in writing to a Governmental Entity that any

Company Permit should be modified or revoked, or that the Company or any Subsidiary is not in compliance with any Company Permit.

(b) Except as set forth in Section 4.05(b) of the Company Disclosure Schedule or as could not reasonably be expected to have a Company Material Effect, none of the Company nor the Company Subsidiaries is a party to, and since March 31, 2005 neither the Company nor any of the Company Subsidiaries has received any written notice regarding, and has not been made a party to, any proceeding brought by any Governmental Entity, alleging that (i) the Company or any Company Subsidiary is in, or may be in, violation in any material respect of any Law, Company Permit or Governmental Order, (ii) the Company or any Company Subsidiary must change in any material respect any of its business practices to remain in compliance with any applicable Law, Company Permit or Governmental Order, (iii) the Company or any Company Subsidiary has failed to obtain any material Permit required for the conduct of its business or failed to conduct its business in accordance the Company Permits, or (iv) the Company or any Company Subsidiary is in material default under or in violation of any Company Permit and, to the Knowledge of the Company, there are no existing facts or circumstances (including the execution of this Agreement and the consummation of the Amalgamation and the other transactions contemplated herein) that could reasonably be expected to result in such a proceeding in either case or that would prevent any Company Permit from being renewed on a routine basis or in the ordinary course.

(c) The Company and the Company Subsidiaries are not required to be Canadian owned and controlled pursuant to the Telecommunications Act (Canada) and the Canadian Telecommunications Common Carrier Ownership and Control Regulations promulgated pursuant thereto, and the Radiocommunications Act (Canada) and the Radiocommunications Regulations promulgated pursuant thereto.

SECTION 4.06 Compliance with Laws. Except as set forth in Section 4.06 of the Company Disclosure Schedule, the business of the Company and the Company Subsidiaries is being conducted in compliance with applicable Laws, except for violations or possible violations which could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as disclosed in Section 4.06 of the Company Disclosure Schedule, no investigation, review or proceeding by any Governmental Entity (including any Telecommunications Operating Authority) with respect to the Company or the Company Subsidiaries or their respective businesses in relation to any alleged violation of Law is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity (including any Telecommunications Operating Authority) indicated an intention to conduct the same, except for such investigations which could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries is a party to any Governmental Order or written agreement, consent agreement or memorandum of understanding with any Governmental Entity, or is a party to any commitment letter or similar undertaking with any Governmental Entity that materially restricts the conduct of its business or which could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 4.07 SEC Filings; Financial Statements.

(a) Except as described on Section 4.07(a)(1) of the Company Disclosure Schedule, the Company has timely filed all forms, reports, statements and documents required to be filed by it with the SEC and the NNM (collectively, together with any amendments thereto and any such forms, reports, statements and documents the Company may file or be required under applicable Law to file subsequent to the date hereof until the Closing, including the Proxy Statement, the “Company Reports”). Each Company Report (as finally amended) (i) complied in all material respects with the requirements of the Exchange Act or Securities Act, as appropriate, and the rules and regulations of the NNM, as the case may be and (ii) did not at the time it was filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary is required under the Exchange Act, by contract or otherwise to file any form, report, schedule, statement or other document with the SEC, the NNM or any other stock exchange. Except as set forth in Section 4.07(a)(2) of the Company Disclosure Schedule, prior to the date hereof neither the SEC nor its staff has challenged, or alleged or asserted any deficiency in, the accuracy or appropriateness of any of the financial reporting or other disclosure of the Company or any predecessor of the Company, except for those challenges, allegations or assertions that have been resolved.

(b) The Company is in material compliance with the applicable requirements of the Sarbanes-Oxley Act of 2002 (the “SOX Act”) that are currently effective as to the Company, and any and all applicable rules and regulations promulgated by the SEC thereunder that are currently effective as to the Company, except where such noncompliance could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company maintains disclosure controls and procedures in accordance with Rule 13a-15 of the Exchange Act.

(c) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company Reports was prepared in accordance with U.S. GAAP (subject, in the case of unaudited financial statements to normal year end adjustments, which adjustments are not expected to be material) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), each was derived from the books and records of the Company and the Company Subsidiaries and each presented fairly the consolidated financial position of the Company and the Company Subsidiaries as at the respective dates thereof, and their consolidated results of operations, shareholders’ equity and cash flows for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal year-end adjustments which are not expected to be material).

(d) Except as and to the extent set forth or reserved against on the most recent consolidated balance sheet of the Company as reported in the Company Reports filed prior to the date hereof, including the notes thereto, as of the date hereof the Company has no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with U.S. GAAP, except for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2004, disclosed in the notes to such balance sheet, incurred in connection with the transactions contemplated by this Agreement, that could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or otherwise listed in Section 4.07(d) of the Company Disclosure Schedule. Except as set forth in the Company’s financial statements contained in the most recent Company Report preceding the date of this Agreement, the Company has no material Indebtedness. Since April 30, 2003, neither the Company nor any Company Subsidiary has been a party to any asset securitization transaction or “off-balance sheet arrangement” (as defined in Item 303(c) of Regulation S-K promulgated under the Exchange Act). The Company Common Share Capital is the only class of equity securities of the Company or any Company Subsidiary that is registered or required under applicable Law to be registered under the Exchange Act.

(e) Subject to any reserves set forth in Company’s financial statements contained in the most recent Company Report preceding the date of this Agreement, the accounts receivable shown thereon represent bona fide claims against debtors for sales and other charges, and are not subject to discount except for normal cash and immaterial trade discounts. The amount carried for doubtful accounts and allowances disclosed in Company’s financial statements contained in the most recent Company Report preceding the date of this Agreement, was calculated in accordance with U.S. GAAP and in a manner consistent with prior periods. The Company has used commercially reasonable efforts to collect all of its accounts receivable in accordance with applicable credit terms.

SECTION 4.08 Absence of Certain Changes or Events. Since March 31, 2005 except as disclosed in the Company Reports filed prior to the date hereof or as set forth in Section 4.08 of the Company Disclosure Schedule, each of the Company and the Company Subsidiaries has conducted its business only in the ordinary course consistent with past practice and, since such date, there has not been (i) any event or circumstance that has had or could reasonably be expected to have a Company Material Adverse Effect, (ii) any event that would reasonably be expected to prevent or materially delay the performance of the Company’s obligations pursuant to this Agreement and the consummation of the Amalgamation by the Company, (iii) any change by the Company or any Company Subsidiary in its accounting methods, principles or practices, (iv) any declaration, setting aside or payment of any dividend or distribution, in respect of the shares of the capital stock of the Company or any Company Subsidiary (other than by wholly-owned Company Subsidiaries) or any redemption, purchase or other acquisition of any of the securities or other ownership interests in the Company or any of the Company Subsidiaries, (v) other than in the ordinary course of business consistent with past practice and not material to the Company either individually or in the aggregate or required by applicable Law or by the terms of any individual employment agreement or collective bargaining agreement, any increase in the compensation or benefits or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, share option (including the granting of share options, share appreciation rights, performance awards or restricted share awards), share purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to employees, officers, consultants or directors of the Company or any Company Subsidiary, (vi) any issuance or sale of any share, notes, bonds or other securities of the Company or any Company Subsidiary (other than pursuant to the exercise of outstanding Options or Warrants), or any modification, amendment or other change of any term thereto, (vii) any amendment to the Company’s or any Company Subsidiary’s Organizational Documents, (viii) other than in the ordinary course of business consistent with past practice, any (1) purchase, sale, assignment or transfer of any assets of the Company or any

Company Subsidiary, (2) Encumbrance created upon any assets or properties of the Company or any Company Subsidiary except for liens for Taxes not yet delinquent or pursuant to any indebtedness for borrowed money outstanding on the date hereof or (3) waiver by the Company or any Company Subsidiary of any rights of material value or cancellation of any debts or claims, (ix) any settlement, waiver, release, assignment or compromise relating to any Suit involving the Company or any Company Subsidiary except for settlements, waivers, releases, assignments and compromises which, individually and in the aggregate, are not material, (x) any incurrence of any damage, destruction or similar loss, whether or not covered by insurance, materially affecting the business or properties of the Company and the Company Subsidiaries, taken as a whole, (xi) any split in the Company’s capital stock, combination, subdivision or reclassification of any of the Company’s capital stock or issuance or authorization of any issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, except as expressly contemplated by this Agreement, (xii) any entry by the Company or any Company Subsidiary into, or any amendments of, (A) any employment, deferred compensation, consulting, severance, change of control, termination or indemnification agreement or any other agreement with or involving any current or former director or officer of the Company or any Company Subsidiary or (B) any agreement with any current or former director, officer, employee or consultant of the Company or any Company Subsidiary the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any Company Subsidiary of a nature contemplated by this Agreement, (xiii) other than as required by applicable Law, any adoption of, any amendment to or any termination of any Company Benefit Plan, (xiv) any elections with respect to Taxes by the Company or any Company Subsidiary outside of the ordinary course of business and inconsistent with past practice that would have the effect of materially increasing any liability for or materially decreasing any refund of Taxes, (xv) any settlement or compromise by the Company or any Company Subsidiary of any material Tax liability or refund, or (xvi) any agreement by the Company or any Company Subsidiary to do any of the things described in the preceding clauses (i) through (xvi).

SECTION 4.09 Employee Benefit Plans; Labor Matters.

(a) True and complete copies of all documents relating to Company Benefit Plans including all plan documents, trusts or other funding agreements and summary plan descriptions, as applicable, the most recent actuarial report and financial report and the three (3) most recent annual reports on IRS Form 5500 have been made available to Parent and each Company Benefit Plan is listed in Section 4.09(a) of the Company Disclosure Schedule. For purposes of this Agreement, the term “Company Benefit Plan” consists of any plan, Contract, policy, program or arrangement (regardless of whether written or unwritten, funded or unfunded, or foreign or domestic) which is sponsored by the Company or any Company Subsidiary, or to which the Company or any Company Subsidiary makes contributions or which covers any current or former employee of the Company or any Company Subsidiary in his or her capacity as a current or former employee of the Company or any Company Subsidiary or to which the Company or any Company Subsidiary has any obligation with respect to any current or former employee, including each retirement pension, profit sharing, savings, bonus, stock purchase, stock option, deferred compensation severance, insurance, death, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, vacation or other compensation, or employee benefit plan or arrangement.

(b) All Company Benefit Plans are valid and binding and in full force and effect and there are no material defaults thereunder. Each Company Benefit Plan complies currently, and has complied in the past, in all material respects in form and operation, with all applicable provisions of ERISA, the Code and other applicable Law, except for failures to comply which could not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA maintained by the Company, which is intended to be qualified under Section 401(a) of the Code, has, to the extent applicable, received a determination letter from the IRS evidencing such qualification. Each Company Benefit Plan which is required under its terms or by the Pension Benefits Standards Act, 1985 (Canada), as amended, and the Income Tax Act (Canada), as amended, or other applicable Law to be registered, has been so registered and, to the Knowledge of the Company, there are no facts or circumstances which could reasonably be expected to adversely affect the registered status of any such Company Benefit Plan. Except as otherwise disclosed in Section 4.09(b) of the Company Disclosure Schedule, the Company does not provide any retiree health and life benefits under any Company Benefit Plan (excluding (i) continuation coverage required under the Consolidated Omnibus Budget Reconciliation Act of 1985 and (ii) to the extent not material, any written arrangements for post-termination of employment medical or life coverage between the Company and any individual). There is no pending or, to the Knowledge of the Company, threatened litigation, actions or proceedings, by any Governmental Entity or otherwise relating to any Company Benefit Plan, except for pending or threatened litigation, actions or proceedings that could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries has engaged in, or failed to engage in, a transaction with respect to any Company Benefit Plan that is reasonably likely to subject the Company or any of the Company Subsidiaries to a tax or penalty imposed by either Section 4975 or 4980B of the Code or Section 502(i), 502(c), 502(1) and 601 through 608 of ERISA or equivalent provisions under applicable Canadian Law.

(c) Other than as set forth in Section 4.09(c) of the Company Disclosure Schedule, no Company Benefit Plan subject to Title IV of ERISA (including any “multiemployer plan” as defined in ERISA) has been sponsored or contributed to by the Company, any Company Subsidiary or any ERISA Affiliate during the six (6) year period immediately preceding the date of this Agreement. No Company Benefit Plan is a multi-employer plan under the Pension Benefits Standards Act, 1985 (Canada), as amended, and the regulations promulgated thereunder, and any equivalent provincial legislation and regulations promulgated thereunder (collectively, “Canadian Pension Law”).

(d) All contributions required to be made, and claims and premiums to be paid, under the terms of any Company Benefit Plan or pursuant to applicable Law have been timely made in full and proper form, or reserves therefor on the Company’s financial statements contained in the most recent Company Report preceding the date of this Agreement have been established, which reserves are adequate in all material respects.

(e) Except as set forth in Section 4.09(e) of the Company Disclosure Schedule, no Company Benefit Plan has been partially terminated or has been subject to events which could be declared to constitute a partial termination as provided under applicable Law that could be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Except as set forth in Section 4.09(f) of the Company Disclosure Schedule, (i) neither the Company, any Company Subsidiary nor any ERISA Affiliate contributes to any Company Benefit Plans which are “multiemployer plans” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA) under Subtitle E of ERISA or has any liability under any such plan that remains unsatisfied or (ii) neither the Company nor any Company Subsidiary maintain a “multiple employer plan” within the meaning of Section 4063 or 4064 of ERISA. Except as set forth in Section 4.09(f) of the Company Disclosure Schedule, no Company Benefit Plan is: (i) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, (ii) a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code or other funding arrangement for the provision of welfare benefits (such disclosure to include the amount of any such funding), or (iii) self-insured by the Company, or a Company Subsidiary. No individual performing services in the United States who has been classified by the Company, any Company Subsidiary or any ERISA Affiliate as a non-employee (such as an independent contractor, leased employee or consultant) shall have a claim against the Company, any Company Subsidiary or any ERISA Affiliate for eligibility to participate in any Company Benefit Plans if such individual is later reclassified as an employee of the Company or any ERISA Affiliate, which could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g) Except as set forth on Section 4.09(g) of the Company Disclosure Schedule, as of the date hereof, there are no collective bargaining or other labor union agreements to which the Company or any Company Subsidiary is a party or by which any of them is bound and neither the Company nor any Company Subsidiary is currently engaged in any labor negotiation. Except as set forth on Section 4.09(g) of the Company Disclosure Schedule, to the Knowledge of the Company, since December 31, 2004, neither the Company nor any Company Subsidiary has encountered any labor union organizing activity, or had any actual or threatened employee strikes, work stoppages, slowdowns or lockouts.

(h) Except as set forth in Section 4.09(h) of the Company Disclosure Schedule, there are no unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company threatened, by or on behalf of any employee or group of employees of the Company or any Company Subsidiary other than those which could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) Other than as set forth in Section 4.09(i) of the Company Disclosure Schedule, there are no complaints, charges, orders, prosecutions, or claims against the Company or any Company Subsidiary pending, or to the Knowledge of the Company, threatened, to be brought or filed, with any Governmental Entity based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment or any individual by the Company or any Company Subsidiary other than those which could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(j) Other than as set forth in Section 4.09(j) of the Company Disclosure Schedule, the Company and each Company Subsidiary is in compliance with all Laws governing employment and labor matters, including all such Laws relating to wages, hours, vacation, collective bargaining, discrimination, civil rights, human rights, safety and health, workers’ compensation, language of work, workplace safety, employment standards, labor relations and the collection and payment of withholding and/or Social Security Taxes and similar Taxes and other withholdings and remittances, other than those instances of noncompliance which could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(k) Other than as set forth in Section 4.09(k) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has effectuated (i) a “plant closing” (as defined in the WARN Act or equivalent provisions under the Canada Labour Code or provincial employment legislation) affecting any site of employment or one or more facilities or operating units within any site of employment of the Company or any Company Subsidiary; or (ii) a “mass layoff” (as defined in the WARN Act or equivalent provisions under the Canada Labour Code or provincial employment legislation) affecting any site of employment or facility of the Company or any Company Subsidiary; nor has the Company or any Company Subsidiary been engaged in layoffs or employment terminations sufficient in number to trigger application of any similar foreign Law. The Company and the Company Subsidiaries are in compliance with the terms and provisions of the United States Immigration Reform and Control Act of 1986, as amended, and all related regulations promulgated thereunder, other than instances of noncompliance, which could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(l) Within 15 days prior to the Closing Date, the Company shall provide Parent with a list of the position, status (including whether any such employee is on a leave of absence and expected date of return if known), length of service and compensation of each employee of the Company and the Company Subsidiaries as of the date of this Agreement.

(m) Except as set forth in Section 4.09(m) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement or other related agreements by the Company or any Company Subsidiary nor the consummation of the transactions contemplated by this Agreement will: (i) entitle any employee, consultant or director of the Company or any Company Subsidiary to any bonus, fee, distribution, remuneration, severance pay, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting other than as required by law, or increase the amount of compensation due any such employee, consultant or director. Except as set forth in Section 4.09(m) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement or other related agreements by the Company or any Company Subsidiary, nor the consummation of the transactions contemplated by this Agreement, will: (i) result in any payments under any of the Company Benefit Plans which would not be deductible under Section 280G of the Code; or (ii) cause any payments under any Company Benefit Plan to be nondeductible under Section 162(m) of the Code.

SECTION 4.10 Contracts.

(a) A list of all Contracts in effect on the date hereof which are material to the Company and the Company Subsidiaries taken as a whole to which the Company or any Company Subsidiary is a party, including all amendments, and supplements thereto and modifications thereof, is set forth on Section 4.10 of the Company Disclosure Schedule (all such Contracts, together with any Contracts entered into after the date hereof that would have been listed on Section 4.10 of the Company Disclosure Schedule, had such Contracts been entered into prior to the date hereof, collectively the “Material Contracts”), including:

(i) except such Contracts that are described pursuant to (i)(y) and (i)(z) below, any contract (A) involving the obligation of the Company to purchase products or services pursuant to which the aggregate of payments due from the Company during the six months prior to December 31, 2004 was equal to or in excess of $500,000 or pursuant to which the Company has made payments during the six months prior to December 31, 2004 that were equal to or in excess of $500,000; (B) which involves the obligation for a payment to be made to the Company during the six (6) months prior to December 31, 2004 in excess of $500,000 or pursuant to which payments were made to the Company during the six (6) months prior to December 31, 2004 in excess of $500,000, or (C) to which the Company is a party or is otherwise bound and which involves future payments, performance of services or delivery of products to or by the Company (for any one or series of related Contracts) of at least $500,000 during the six months prior to December 31, 2005;

(y) any Contract (I) involving the obligation for a payment to be made to the Company for signaling services during the six (6) months prior to December 31, 2004 in excess of $125,000 or pursuant to which payments were made to the Company for signaling services during the six (6) months prior to December 31, 2004 in excess of $125,000 or (II) to which the Company is a party or is otherwise bound and which involves future payments to the Company for signaling services (for any one or series of related Contracts) of at least $125,000 during the six months prior to December 31, 2005;

(z) any Contract (I) involving the obligation for a payment to be made to the Company for value added voice services during the six (6) months prior to December 31, 2004 in excess of $250,000 or pursuant to which payments were made to the Company for value added voice services during the six (6) months prior to December 31, 2004 in excess of $250,000 or (II) to which the Company is a party or is otherwise bound and which involves future payments to the Company for value added voice services (for any one or series of related Contracts) of at least $250,000 during the six months prior to December 31, 2005;

(ii) (A) any sales, advertising, agency, consultant, lobbying, franchise or similar Contract or (B) any other Contract, in each case, requiring the payment of any commissions or other similar payments or commitments by the Company in excess of $500,000 per year;

(iii) any Contract to purchase or otherwise acquire or sell or otherwise dispose of any interest in real or immovable property;

(iv) any Contract under which the Company has agreed to indemnify any third Person with respect to, or to share, the Tax liability of any third Person other than Contracts with suppliers or customers in the ordinary course in which no payments on account of Tax liabilities have been made or incurred or are reasonably expected to be made or incurred;

(v) any Contract requiring (x) employees to be located in a particular jurisdiction or (y) minimum number of employees to be employed by the Company;

(vi) any commitment of the Company to make a capital expenditure or to purchase a capital asset involving at least $250,000;

(vii) any Contract that contains a covenant on the part of the Company not to compete or any other agreement or obligation that materially limits or will materially limit the Company and, following consummation of the Amalgamation, Parent or any Parent Subsidiary, from engaging in the business of providing telecommunications and/or information services;

(viii) any lease, sublease, license or similar agreement pursuant to which (A) the Company is the lessee of, or holds or uses, any machinery, equipment, vehicle or other similar tangible or corporeal personal property or movable property owned by any third Person for an annual rent in excess of $250,000; (B) the Company is the lessor of, or makes available for use by any third Person, any tangible or corporeal personal property or movable property owned by it for an annual rent in excess of $100,000; or (C) the Company (x) leases or agrees to lease the space in the Montreal Technoparc in which the Company’s Canadian headquarters is, or is currently expected to be, located or (y) is otherwise the lessee, sublessee, or licensee of, or occupies, holds or uses, any real or immovable property owned or leased by any third Person requiring annual rental payments in excess of $250,000 (the matters responsive to this subclause (C), collectively, the “Real Estate Contracts”);

(ix) any Contract establishing or relating to a partnership, joint venture, teaming arrangement, exclusivity, consortium or other similar arrangement;

(x) any asset purchase agreements, stock purchase agreements, and other acquisition or divestiture agreements and similar Contracts, including any Contracts relating to the sale, lease or disposal of any material properties or assets of the Company, for consideration in excess of $250,000;

(xi) any Contract relating to Indebtedness in excess of $500,000 or providing for the creation of any Encumbrance upon any of the assets or properties of the Company with an aggregate value in excess of $500,000;

(xii) any Contract under which the Company has directly or indirectly guaranteed any liabilities in excess of $500,000;

(xiii) any Contract involving payments by the Company in excess of $500,000 per year or payments by the Company during the twelve (12) months ended December 31, 2004 in excess of $500,000, or payments to be received by the Company in excess of $500,000 per year or payments received by the Company during the twelve (12) months ended December 31, 2004 in excess of $500,000, and, in each case, containing any “change in control” provision (or similar provisions);

(xiv) any Contract granting a right to first refusal or first negotiation with respect to the sale of any portion of the equity of the Company or of all or any material portion of the Company’s assets (including the equity interests in any Company Subsidiary);

(xv) any collective bargaining agreement between the Company and a trade union or employee organization;

(xvi) any (A) employment, consulting, severance or golden parachute Contract or (B) other agreement with any executive officer or other key employee of Company (x) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or of the nature of any of the transactions contemplated by this Agreement, (y) providing any compensation guarantee of more than $200,000 per year or (z) providing severance benefits or other benefits after the termination of employment of such executive officer or key employee not comparable to benefits available to employees generally;

(xvii) any Contract providing for “earn-outs” or other contingent payments by the Company;

(xviii) any Contract associated with off balance sheet financing by the Company in excess of $250,000 in the aggregate; and

(xix) all commitments and agreements to enter into any of the foregoing.

For purposes of this Section 4.10(a), all references to the Company shall include any Company Subsidiary unless the context otherwise provides.

(b) Other than as set forth in Section 4.10(b) of the Company Disclosure Schedule, all Contracts to which the Company or a Company Subsidiary is a party are legally valid and binding obligations of the Company or a Company Subsidiary, as the case may be, and to the Knowledge of the Company are legally valid and binding obligations of the other respective parties thereto, and in full force and effect and there are no defaults or breaches, and no event has occurred which, with or without lapse of time, notice or action by a third party, would result in a default or breach, by the Company or any Company Subsidiary, as the case may be, thereunder and, to the Knowledge of the Company, there are no defaults or breaches and no event has occurred which, with or without lapse of time, notice or action by a third party, would result in a default or breach, by other parties thereunder, except in each case, where such default or breach could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) True, correct and complete copies of each Material Contract, together with all amendments, modifications and supplements thereto, have been supplied to or made available for inspection by Parent.

(d) Notwithstanding anything in this Agreement to the contrary, no representations or warranties shall be deemed to have been made in this Agreement with respect to bilateral Contracts and Contracts for virtual transit services other than (i) with respect to the most recent available written forms to the extent such forms were executed after December 1, 2002 and (ii) a representation that to the Knowledge of the Company there are no defaults or breaches, and no event has occurred which, with or without lapse of time, notice or action by a third party, would result in a default or breach, by the Company or any Company Subsidiary, as the case may be, thereunder except where such default or breach could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 4.11 Litigation. Except as set forth on Section 4.11 of the Company Disclosure Schedule, as of the date hereof, there is no Suit pending or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary or any of their respective properties or any of their respective officers or directors (in their capacities as such) and, to the Knowledge of the Company, there are no existing facts or circumstances that could reasonably be expected to result in such a Suit in either case, other than Suits which could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Section 4.11 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is subject to any outstanding Governmental Order, which could reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.12 Environmental Matters. Except as set forth in Section 4.12 of the Company Disclosure Schedule, the Company and the Company Subsidiaries each are in compliance with all Environmental Laws, except where the failure to so comply could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries has utilized, treated, stored, processed, discharged, spilled or otherwise disposed of any Hazardous Material, at any real or immovable property or any other facility owned or leased by the Company or any of the Company Subsidiaries, in violation of any Environmental Law or Environmental Permit or in such a manner as otherwise would require the Company or any of the Company Subsidiaries to undertake any investigation, removal, abatement, corrective action or remedial action pursuant to any Environmental Law, which, in either case, could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no real or immovable property owned, formerly owned, leased or sub-leased by the Company or any of the Company Subsidiaries at which: (i) there has been a release or threat of release of PCBs, or asbestos, or other Hazardous Materials; or (ii) any soil, subsoil or groundwater contaminated to levels exceeding any criteria published by a Governmental Entity and requiring investigation and or remediation, which could be applicable to the site. Except as could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries has received any notice, complaint or other communication whether written or oral pursuant to any Environmental Law.

SECTION 4.13 Intellectual Property. (a) Section 4.13(a) of the Company Disclosure Schedule sets forth a true and complete list of all (i) material Registered Company Owned Intellectual Property other than Trade Secrets, (ii) material Company Licensed Intellectual Property (except for rights in respect of non-material “shrink-wrap” or “click-wrap” computer software or computer software which is not customized and which is generally commercially available) and (iii) material Contracts of the Company or a Company Subsidiary involving Intellectual Property (except for non-material Contracts concerning or constituting (x) “shrink-wrap” or “click-wrap” computer software or computer software which is not customized and which is generally commercially available and (y) confidentiality agreements). Except as set forth in Section 4.13(a) of the Company Disclosure Schedule, the Company or a Company Subsidiary is the legal and equitable owner of all of the Intellectual Property, other than Company Licensed Intellectual Property, listed on Section 4.13(a) of the Company Disclosure Schedule.

(b) Except as set forth on Section 4.13(b) of the Company Disclosure Schedule, no material Company Owned Intellectual Property has been or, to the Knowledge of the Company, is currently in the process of being abandoned, declared lapsed, canceled, expunged or adjudicated invalid (excepting any expiration or abandonment of Intellectual Property in the ordinary course and not material to the Company either individually or in the aggregate), or is subject to any outstanding order, third-party notice, judgment or decree restricting its use or adversely affecting or reflecting the Company’s or any Company Subsidiary’s rights thereto.

(c) Except as set forth on Section 4.13(c) of the Company Disclosure Schedule, as of the date hereof: (i) no Suit is pending against the Company or any of the Company Subsidiaries concerning any claim or position that the Company or any of the Company Subsidiaries have violated any Intellectual Property rights; (ii) no claim has been threatened in writing against the Company or any of the Company Subsidiaries or any of their indemnitees for violation of any Intellectual Property rights; and (iii) to the Knowledge of the Company, the Company and the Company Subsidiaries are not violating and have not violated any Intellectual Property rights, except where such violation could not reasonably be expected to have a Company Material Adverse Effect.

(d) Except as set forth on Section 4.13(d) of the Company Disclosure Schedule, as of the date hereof, no Suit is pending or has been threatened in writing concerning any material Company Intellectual Property Contract.

(e) Except as disclosed on Section 4.13(e) of the Company Disclosure Schedule, as of the date hereof, no Suit is pending or has been threatened in writing concerning any Company Owned Intellectual Property.

(f) Except as disclosed on Section 4.13(f) of the Company Disclosure Schedule, as of the date hereof, no Suit is pending or has been threatened in writing against the Company or the Company Subsidiaries concerning the Company Licensed Intellectual Property.

(g) Except as disclosed on Section 4.13(g) of the Company Disclosure Schedule, as of the date hereof, to the Knowledge of the Company, no Person is violating or infringing any Company Owned Intellectual Property.

(h) Except as could not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries own or otherwise hold valid rights to use all Intellectual Property necessary for the operation of their businesses as currently conducted; and (ii) to the Knowledge of the Company, no Person (other than the Company or a Company Subsidiary or a licensor or licensee pursuant to a license agreement supplied by the Company to Parent prior to the date hereof) has any reasonable basis for claiming any right, title or interest in and to any such Intellectual Property. Except as set forth on Section 4.13(h) of the Company Disclosure Schedule, to the Knowledge of the Company, all of the Company and the Company Subsidiaries’ rights to use material Intellectual Property necessary for the operation of their businesses, as currently conducted, are free of Encumbrances, other than Encumbrances that in the aggregate do not materially interfere with the ability of the Company and the Company Subsidiaries to conduct their businesses as presently conducted.

(i) Except as disclosed on Section 4.13(i) of the Company Disclosure Schedule, the Company and the Company Subsidiaries have timely made all filings and payments with the appropriate United States and foreign Governmental Entities and other entities required to maintain in subsistence all material Registered Company Owned Intellectual Property.

(j) Except as disclosed in Section 4.13(j) of the Company Disclosure Schedule, the Company and the Company Subsidiaries have taken commercially reasonable measures consistent with industry practice to protect the secrecy, confidentiality and value of all material Trade Secrets used in the businesses of the Company and/or the Company Subsidiaries.

(k) Except as could not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries own or otherwise hold valid rights to use, without infringement or other violation of any Person’s rights, all IT Systems of the Company and the Company Subsidiaries. The IT Systems of the Company and the Company Subsidiaries are adequate in all material respects for their intended use and for the operation of such businesses as are currently operated by the Company and the Company Subsidiaries.

(l) Except as could not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries own or otherwise hold valid rights to use, without infringement or other violation of any Person’s rights, all Network Operations of the Company and the Company Subsidiaries. The Network Operations of the Company and the Company Subsidiaries are adequate in all material respects for their intended use and for the operation of such businesses as are currently operated by the Company and the Company Subsidiaries.

SECTION 4.14 Taxes. Except as disclosed in Section 4.14 of the Company Disclosure Schedule:

(a) the Company and each of its Tax Affiliates have duly filed or caused to be duly filed on their behalf all U.S. federal, state, local and foreign Tax Returns required to be filed by them and each such Tax Return is materially true, accurate and complete;

(b) the Company and each of its Tax Affiliates have timely paid or caused to be timely paid all Taxes which are due and payable or remittable with respect to all periods ending on or prior to the date hereof in respect of which Tax Returns are due or have made adequate provision or set up an adequate account or reserve for the payment thereof in the Company’s most recent financial statements preceding the date of this Agreement and contained in a Company Report;

(c) to the Knowledge of the Company, no material claims for Taxes have been asserted against the Company or any of its Tax Affiliates by any Governmental Entity and, to the Knowledge of the Company, neither the Company nor any of its Tax Affiliates has received written notice of any pending audit by any Taxing Authority;

(d) there are no Encumbrances on any of the assets of the Company or any of its Tax Affiliates with respect to Taxes, other than for Taxes not yet due and payable;

(e) neither the Company nor any of its Tax Affiliates is a party to a Tax sharing or Tax allocation agreement, Tax indemnity obligation or similar agreement;

(f) neither the Company nor any of its Tax Affiliates (i) is currently the beneficiary of an extension of time within which to file any Tax Return, or (ii) has granted any waiver of any statute of limitations or comparable consents for the assessment, reassessment or collection of Tax, which limitation period has not yet expired;

(g) there are no circumstances existing which could result in the application of section 78 or 247 of the Income Tax Act (Canada);

(h) neither the Company nor any of its Tax Affiliates has been a member of an “affiliated group,” within the meaning of Section 1504(a) of the Code, other than a group the common parent of which was ITXC Corp.

(i) Each of the Company and the Company Subsidiaries has complied with all applicable Laws relating to the payment and withholding of Taxes and is not liable for any Taxes for failure to comply with such Laws.

(j) For purposes of this Section 4.14, the term “Tax Affiliate” shall mean any member of Company’s consolidated, combined, unitary or similar group and any of the Company Subsidiaries.

SECTION 4.15 Insurance. Each of the Company and the Company Subsidiaries is presently insured against such risks, and subject to exclusions conditions and deductible amounts, as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. Set forth on Section 4.15 of the Company Disclosure Schedule is a complete and correct list as of the date hereof of all insurance policies maintained by the Company and the Company Subsidiaries, and the Company has provided to Parent complete and correct copies of all such policies, together with all riders and amendments thereto. All such policies: (i) are in full force and effect; (ii) are sufficient for compliance by the Company and the Company Subsidiaries with all requirements of applicable Law and of all Material Contracts (which require particular levels of insurance coverage) to which the Company and the Company Subsidiaries are party; (iii) are valid and outstanding policies and to the Knowledge of the Company enforceable against the insurer and (iv) have policy limits that have not been materially reduced. Each of the Company and the Company Subsidiaries has complied in all material respects with the terms of such policies except as could not reasonably be expected to result in a Company Material Adverse Effect.

SECTION 4.16 Properties. Neither the Company nor any Company Subsidiary owns any real property located within the United States of America. Except as set forth on Section 4.16 of the Company Disclosure Schedule, the Company and the Company Subsidiaries have good title to all real, personal and intangible property reflected in the Company’s March 31, 2005 consolidated balance sheet included within the Company Reports (except as disposed of since such date in the ordinary course of business), free and clear of all Encumbrances other than Encumbrances which in the aggregate do not materially interfere with the ability of the Company and the Company Subsidiaries to conduct their businesses as presently conducted.

SECTION 4.17 Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of Morgan Stanley & Co. Incorporated (the “Company Financial Advisor”) to the effect that, as of the date hereof and subject to the assumptions, limitations and qualifications set forth therein, the Price Per Share is fair, from a financial point of view, to the holders of shares of the Company Common Share Capital, a copy of which opinion has been provided to Parent.

SECTION 4.18 Brokers. No broker, finder or investment banker is entitled to any brokerage, finders or other fee or commission in connection with the Amalgamation based upon arrangements made by or on behalf of the Company, other than arrangements with the Company Financial Advisor. A true and complete copy of the engagement letter between the Company and the Company Financial Advisor has previously been delivered to Parent.

SECTION 4.19 Certain Business Practices. To the Knowledge of the Company, except as disclosed in the Company’s financial statements contained in the Company Reports preceding the date of this Agreement, none of the Company, any Company Subsidiary nor any of their respective directors, officers, agents or employees (in their capacities as such) has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment, gift or contribution.

SECTION 4.20 Information Supplied. The Proxy Statement mailed by the Company to the holders of shares of Company Common Share Capital after the date hereof and all amendments and supplements thereto will comply as to form in all material respects with the applicable requirements of the Exchange Act and will not, at the time of (a) the first mailing thereof or (b) the meeting called pursuant to Section 7.01, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information supplied by Parent or Amalgamation Sub for inclusion in such Proxy Statement.

SECTION 4.21 Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of the Company Common Share Capital entitled to vote and voting at a duly called general meeting at which a quorum is present to adopt this Agreement and approve the Amalgamation is the only vote of the holders of any class or series of Company share capital necessary to adopt this Agreement and approve the transactions contemplated hereby.

SECTION 4.22 Related Party Transactions. Except as specifically disclosed in the Company Reports filed prior to the date of this Agreement or as set forth on Section 4.22 of the Company Disclosure Schedule, there are no transactions, agreements, arrangements or understandings between the Company or the Company Subsidiaries, on the one hand, and the Company’s affiliates (other than wholly owned subsidiaries of the Company) or other persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act. Except as specifically disclosed in the Company Reports filed prior to the date of this Agreement, the Company has not, since April 30, 2004, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company. There are no loans or extensions of credit maintained by the Company to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

SECTION 4.23 No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, the Company does not make any express or implied representation or warranty on behalf of the Company or any of its Affiliates.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT AND AMALGAMATION SUB

Each of Parent and Amalgamation Sub hereby represents and warrants that:

SECTION 5.01 Organization and Qualification. Parent and Amalgamation Sub have each been duly organized and each is validly existing and in good standing under the Laws of its jurisdiction of organization and has the requisite power to own, license, use, lease and otherwise hold its assets and properties and to carry on its respective business as it is now being conducted. Each of Parent and Amalgamation Sub is duly qualified or licensed to do business, and each is in good standing (to the extent applicable), in each jurisdiction where the character of the properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 5.02 Organizational Documents. True and complete copies of the Organizational Documents of Parent and Amalgamation Sub as in effect have been furnished by Parent and Amalgamation Sub to the Company prior to the date hereof. Neither Parent nor Amalgamation Sub is in violation of any of the provisions of its respective Organizational Documents.

SECTION 5.03 Authority Relative to This Agreement. Each of Parent and Amalgamation Sub has all necessary corporate power and authority to execute and deliver this Agreement to perform their obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of Parent and Amalgamation Sub and by Parent as sole shareholder of Amalgamation Sub and the consummation by Parent and Amalgamation Sub of the transactions contemplated hereby have been duly authorized by the boards of directors of each of Parent and Amalgamation Sub and no other corporate proceedings on the part of Parent or Amalgamation Sub are necessary to authorize this Agreement and the transactions contemplated hereby (other than the filing and recordation of the Amalgamation Documents as required by Companies Act). This Agreement has been duly executed and delivered by each of Parent and Amalgamation Sub and constitutes a valid and binding obligation of each of Parent and Amalgamation Sub. Except as set forth in Section 5.03 of the Parent Disclosure Schedule, neither Parent nor any of the Parent Subsidiaries is subject to or obligated under any provision of (i) its respective Organizational Documents, (ii) any Contract, (iii) any Permit, or (iv) any Law or Governmental Order, which would be breached, violated or defaulted (with or without due notice or lapse of time or both) or in respect of which a right of termination or acceleration or a loss of a material benefit or any Encumbrance on any of its assets would be created or suffered by each of Parent and Amalgamation Sub’s execution or performance of this Agreement, except (as to clauses (ii), (iii) or (iv) above) where such breach, violation, right of termination or acceleration, or Encumbrance could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as set forth in Section 5.03 of the Parent Disclosure Schedule, the consummation of the Amalgamation by each of Parent and Amalgamation Sub will not require the consent or approval of or registration or filing with any Governmental Entity (including due to the status (or alleged status) of Parent or Amalgamation Sub) other than (i) applicable requirements, if any, of the Exchange Act, state “blue sky” or takeover laws, the HSR Act and other applicable Antitrust Laws, (ii) filing and recordation of appropriate Amalgamation documents as required by the Companies Act, (iii) compliance with Telecommunications Laws and (iv) the Exon-Florio Notification, except where failure to obtain such consents or approvals or to make such registration or filing could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or materially delay consummation of the Amalgamation.

SECTION 5.04 No Prior Activities. Amalgamation Sub was formed solely for the purpose of engaging in the transactions contemplated hereby. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, Amalgamation Sub has neither incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever, or entered into any agreement or arrangement with any Person. Amalgamation Sub is a wholly-owned Subsidiary of Parent.

SECTION 5.05 Permits; Governmental Notices. Parent and the Parent Subsidiaries hold all of the Permits (including Permits granted or issued by any Telecommunications Operating Authority) necessary under applicable Law to conduct their respective business operations and activities and to own and operate their respective assets, except where the failure to obtain or maintain such Permits could not reasonably be expected to have a Parent Material Adverse Effect (collectively, the “Parent Permits”). Except as set forth in Section 5.05 of the Parent Disclosure Schedule, each Parent Permit is valid, in good standing, and in full force and effect. No defaults or violations exist or have been recorded in respect of any Parent Permit other than defaults or violations, which could not reasonably be expected to have a Parent Material Adverse Effect. Except as could not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, (A) there is no pending or, to the Knowledge of Parent, threatened action by or before any Governmental Entity to revoke, cancel, suspend, modify or refuse to renew any Parent Permits issued by a Telecommunications Operating Authority and (B) to the Knowledge of Parent, no Person has asserted in writing to a Governmental Entity that such Parent Permit should be modified or revoked, or that Parent or any Parent Subsidiary is not in compliance with any such Permit.

SECTION 5.06 Compliance with Laws. Except as set forth in Section 5.06 of the Parent Disclosure Schedule or as could not reasonably be expected to have a Parent Material Adverse Effect, none of Parent nor the Parent Subsidiaries is a party to, and since March 31, 2005 neither Parent nor any of the Parent Subsidiaries has received any written notice regarding, and has not been made a party to, any proceeding brought by any Governmental Entity, alleging that (i) Parent or any Parent Subsidiary is in, or may be in, violation in any material respect of any Law, Parent Permit or Governmental Order, (ii) Parent or any Parent Subsidiary must change in any material respect any of its business practices to remain in compliance with any applicable Law, Parent Permit or Governmental Order, (iii) Parent or any Parent Subsidiary has failed to obtain any material Permit required for the conduct of its business or failed to conduct its business in accordance with the Parent Permits, or (iv) Parent or any Parent Subsidiary is in material default under or in violation of any Parent Permit and, to the Knowledge of Parent, there are no existing facts or circumstances (including the execution of this Agreement and the consummation of the Amalgamation and the other transactions contemplated herein) that could reasonably be expected to result in such a proceeding in either case or that would prevent any Parent Permit from being renewed on a routine basis or in the ordinary course.

SECTION 5.07 Cash Consideration. Parent or Amalgamation Sub has, and at the Effective Time will have, available to it sufficient and immediately and unconditionally available cash resources necessary to make the payments for the shares of the Company Common Share Capital, to make the Option Exercise Payments and Warrant Exercise Payments to the holders of Options and Warrants, respectively, to repay the outstanding Indebtedness of the Company and the Company Subsidiaries as the same shall become due and payable (including as a result of any acceleration thereof resulting from the change in control of the Company resulting from the Amalgamation) and to pay the associated costs and expenses for which Parent and Amalgamation Sub will be responsible related to, and to consummate, the Amalgamation when and as required by this Agreement.

SECTION 5.08 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Amalgamation based upon arrangements made by or on behalf of Parent or Amalgamation Sub, other than arrangements with Standard Chartered Bank.

SECTION 5.09 Information Supplied. None of the information supplied or to be supplied by Parent and Amalgamation Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information provided by Parent and Amalgamation Sub specifically for inclusion in the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

ARTICLE VI

COVENANTS

SECTION 6.01 Conduct of Business Pending the Closing. (a) The Company agrees that, between the date of this Agreement and the Effective Time, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned) and except as contemplated by this Agreement or as set forth in Section 6.01 of the Company Disclosure Schedule or as required by applicable Law, (x) the business of the Company and the Company Subsidiaries shall be conducted only in the ordinary course of business consistent with past practice, and the Company shall not take any action, or permit any of the Company Subsidiaries to take action, except in the ordinary course of business consistent with past practice, and (y) the Company shall use reasonable commercial efforts to keep available the services of the current officers and significant employees of the Company and the Company Subsidiaries, preserve the current relationships of the Company and the Company Subsidiaries with such of the corporate partners, customers, suppliers and other Persons with which the Company and the Company Subsidiaries have significant business relations, otherwise preserve substantially intact its business organization and assets and preserve the goodwill of those having business relationships with it or them.

(b) The Company shall not, between the date of this Agreement and the Effective Time, directly or indirectly, do or agree to do, or permit any of the Company Subsidiaries, directly or indirectly, to do or agree to do, any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), except as contemplated or permitted by this Agreement or as set forth in Section 6.01 of the Company Disclosure Schedule or as required by applicable Law:

(i) amend or otherwise change its Organizational Documents;

(ii) except in connection with Encumbrances existing on the date hereof and set forth in Section 6.01(b)(ii) of the Company Disclosure Schedule, issue, deliver, sell, pledge, dispose of, grant, transfer, lease, license, guarantee or encumber, or authorize the issuance, delivery, sale, pledge, disposition, grant, transfer, lease, license, guarantee or Encumbrance of, (A) any shares of capital stock of the Company or any Company Subsidiary of any class, or securities convertible into or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of the Company or any Company Subsidiary, other than the issuance of shares of the Company Common Share Capital pursuant to the exercise of the Options and Warrants outstanding as of the date of this Agreement, or (B) any material property or assets of the Company or any Company Subsidiary except pursuant to contracts existing on the date of this Agreement or in the ordinary course of business consistent with past practice;

(iii) other than as set forth in Section 6.01(b)(iii) of the Company Disclosure Schedule or payment of interest due on the Cerberus Indebtedness pursuant to the terms of the Cerberus Debt Documents, as such Cerberus Debt Documents are in effect as of the date of this Agreement and without giving effect to any amendments, supplements or modifications thereto after the date hereof, make any payment of any kind to Cerberus Capital Management, L.P., a Delaware limited partnership, or any direct or indirect affiliate or assignee thereof (collectively, the “Cerberus Entities”), whether in the form of a dividend or other distribution upon Company Capital Share Capital owned by any Cerberus Entity, repayment of any Indebtedness owed by the Company or any Company Subsidiary to any Cerberus Entity, payment of a management or other fee pursuant to any agreement between the Company or any Company Subsidiary and such Cerberus Entity or otherwise;

(iv) other than as set forth in Section 6.01(b)(iv) of the Company Disclosure Schedule, (A) acquire (including by merger or amalgamation, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or other Person or any division thereof; or (B) (x) incur any Indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for borrowed money or make any loans or become liable for (whether directly, contingently or otherwise), in each case in excess of $250,000, or (y) make to any Person, other than to a wholly-owned Company Subsidiary, any loan other than extending credit on customary terms in the ordinary course of business consistent with past practice;

(v) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than payments or distributions on capital stock owned by Company or any Company Subsidiary;

(vi) amend the terms of, reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other securities, or other ownership interests in it, or agree to do any of the foregoing;

(vii) except in accordance with Section 3.01(d), amend or change the period (or permit any acceleration, amendment or change) of exercisability of options granted under the Company Stock Plans or authorize cash payments in exchange for any Options granted under any of such plans;

(viii) other than in the ordinary course of business (solely with respect to non-officer or director employees of the Company, employees of any Company Subsidiaries (who are not also officers or directors of the Company) and consultants to the Company or any Company Subsidiaries) or as required by applicable Law or pursuant to the terms of an employment agreement entered into prior to the date hereof or collective bargaining agreement entered into prior to the date hereof that is listed in Section 6.01(b)(viii) of the Company Disclosure Schedule (with respect to any officers, directors, employees and consultants), increase the compensation payable or to become payable to its directors, officers, consultants or employees, grant any rights to retention, severance or termination pay to, or enter into any employment, retention or severance agreement, establish, adopt, enter into or amend any Company Benefit Plan or other bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, consultant or employee of the Company or any Company Subsidiary (except as permitted by Section 6.01(b)(ii)); except to the extent required by applicable Law or pursuant to the terms of an employment agreement entered into prior to the date hereof or collective bargaining agreement adopted in accordance with this Section 6.01, enter into or amend any contract, agreement, commitment or arrangement between the Company or any Company Subsidiary, on the one hand, and any of the Company’s or any Company Subsidiary’s directors, officers, consultants or employees (except as permitted by Section 6.01(b)(ii)), on the other hand. Notwithstanding anything to the contrary in the foregoing, in no event shall the Company or any Company Subsidiary be prohibited from entering into any new collective bargaining or similar agreement, agreeing to or suggesting any substantive change to, or amending or in any way revising in any substantive manner any existing collective bargaining or similar agreement; provided that the Company shall provide at least five (5) Business Days’ advance written notice thereof to Parent;

(ix) except as permitted under Section 6.01(b)(iii), pay, discharge or satisfy any claims, liabilities or obligations in excess of $500,000 in the aggregate (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of claims, liabilities or obligations (A) in the ordinary course of business consistent with past practice or (B) reflected or reserved against on the latest balance sheet included in the Company Reports;

(x) make any change with respect to the Company’s or any Company Subsidiary’s accounting policies, principles, methods or procedures, other than as required by U.S. GAAP;

(xi) other than as set forth in Section 6.01(b)(xi) of the Company Disclosure Schedule, make, amend or revoke any Tax election outside the ordinary course of business and inconsistent with past practice that would have the effect of materially increasing any liability for or materially decreasing any refund of Taxes, settle or compromise any material Tax liability or consent to or execute any waiver of restrictions on assessment or collection of any Tax;

(xii) make any loan to any employee, director or consultant (other than advances in the ordinary course of business for travel and other business expenses in the ordinary course of business);

(xiii) fail to maintain insurance consistent with past for their businesses and properties;

(xiv) make any capital expenditure or purchase any capital asset individually in excess of $500,000 other than as contemplated by in the Company’s capital expenditure budget set forth in Section 6.01(b)(xiv) of the Company Disclosure Schedule or in excess of $25 million in the aggregate;

(xv) license, sell or, except as set forth on Section 4.13(b) of the Company Disclosure Schedule, abandon, fail to pay all necessary fees required to maintain the issued patents and trademarks and pending applications, otherwise dispose of or modify any rights in connection with, or take any other actions outside the ordinary course of the Company’s business regarding Company Owned Intellectual Property;

(xvi) except as set forth in Section 6.01(b)(xvi) of the Company Disclosure Schedule, enter into, terminate, materially amend or materially modify, or assign, release, waive or forgive any material claims or rights under, any Material Contract (including any such Contract of a nature that would be required to be filed as an exhibit to Form 10-K under the Exchange Act), other than entering into, amending or modifying Material Contracts for the sale, license, lease or rent of the Company’s or the Company Subsidiaries’ products or services in the ordinary course of business consistent with past practice or for the purchase, license or rent of products or services from third parties in the ordinary course of business consistent with past practice; or

(xvii) enter into any agreement to do any of the foregoing.

SECTION 6.02 Conduct of Business of Parent Pending the Closing. Parent agrees that, between the date of this Agreement and the Effective Time, unless the Company shall otherwise consent in writing and except as contemplated by this Agreement or required under applicable Law, Parent shall not authorize or enter into any formal or informal agreement or otherwise make any commitment to do so or to take any action which would prevent, or materially impair or delay Parent or Amalgamation Sub from performing, or cause Parent or Amalgamation Sub not to, perform its covenants hereunder or result in any of the conditions the Amalgamation set forth herein not being satisfied.

SECTION 6.03 Notices of Certain Events. Each of Parent and the Company shall give prompt notice to the other of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Amalgamation; (ii) any notice or other communication from any Governmental Entity in connection with the Amalgamation; (iii) any Suits commenced or, to the Knowledge of the Company or the Knowledge of Parent, as the case may be, threatened in writing against, relating to or involving or otherwise affecting Parent or the Company, respectively, or any of their respective Subsidiaries, which, if pending on the date hereof, would have been required to have been disclosed in this Agreement, or that otherwise relate to the consummation of the Amalgamation; (iv) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation that is not so qualified becoming untrue or inaccurate in any material respect in each case to the extent that such untrue or inaccurate representations and warranties, individually or collectively, would cause the conditions set forth in Section 8.02(a) or Section 8.03(a) not to be satisfied; and (v) any event or proposed action that has caused, or is reasonably likely to cause, the failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. In addition, each of Parent and the Company shall notify the other of any change that has had or could reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or a Company Material Adverse Effect, respectively, or to materially delay or impede the ability of the Company or Parent, respectively, to perform their respective obligations pursuant to this Agreement and to effect the consummation of the Amalgamation.

SECTION 6.04 Access to Information; Confidentiality.

(a) Except as could reasonably be expected to result in loss of attorney-client privilege, from the date of this Agreement to the Effective Time, the Company shall (i) provide to Parent (and its officers, directors, employees, accountants, consultants, legal counsel, investment bankers and other financial advisors, agents and other representatives (collectively, “Representatives”)) reasonable access at reasonable times upon prior notice to the Company’s and the Company Subsidiaries’ respective officers, employees, agents, properties, offices and other facilities and to the books and records thereof and (ii) furnish promptly such information concerning the Company and the Company Subsidiaries’ respective business, records (including Tax Returns and other records and workpapers related to Taxes), properties, contracts, assets, liabilities and personnel as the other party or its Representatives may reasonably request. No investigation conducted pursuant to this Section 6.04 shall affect or be deemed to modify any representation or warranty made in this Agreement or the conditions to the obligations of the parties hereto to effect the Amalgamation.

(b) The parties hereto shall (subject to any requirements of applicable law) comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement with respect to the information disclosed pursuant to this Agreement.

SECTION 6.05 Acquisition Proposals.

(a) Unless and until this Agreement shall have been terminated as provided or permitted herein, the Company agrees that (i) it and its executive officers and directors shall not, (ii) the Company Subsidiaries and the Company Subsidiaries’ executive officers and directors shall not and (iii) it shall use reasonable best efforts to ensure that its and the Company Subsidiaries’ Representatives shall not (A) directly or indirectly, initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer (including any proposal or offer to the Company’s shareholders) that constitutes, or that could reasonably be expected to lead to, an Acquisition Proposal, (B) directly or indirectly, engage in any negotiations or discussions concerning, or furnish to any Person any information with respect to, or provide access to its properties, books and records or any confidential information or data in order to facilitate any inquiries or the making of any proposal that constitutes, or that could reasonably be expected to lead to, an Acquisition Proposal, (C) withdraw, modify or change in any adverse manner, or propose to withdraw, modify or change in any adverse manner, the approval or recommendation by the Company’s Board of Directors of this Agreement and the Amalgamation, (D) approve or recommend, or publicly propose to approve or recommend, any Company Competing Transaction or (E) authorize or recommend, or publicly propose to approve or recommend, or authorize or cause the Company to execute or enter into any letter of intent or Contract with respect to any Company Competing Transaction (an “Acquisition Agreement”). Notwithstanding the foregoing, nothing contained in this Agreement shall prevent the Company or its Board of Directors from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to shareholders with regard to an Acquisition Proposal, (ii) prior to the approval of the transactions contemplated by this Agreement by the Company’s shareholders in accordance with this Agreement, providing access to its properties, books and records, or providing information or data, in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Company’s Board of Directors receives from the Person so requesting such information an executed confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and it being understood that the Company may enter into a confidentiality agreement without a standstill provision or with a standstill provision less favorable to the Company if it waives or similarly modifies the standstill provision in the Confidentiality Agreement), (iii) prior to the approval of the transactions contemplated by this Agreement by the Company’s shareholders in accordance with this Agreement, engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal, subject to compliance with clause (ii) above, if applicable, or (iv) prior to the approval of the transactions contemplated by this Agreement by the Company’s shareholders in accordance with this Agreement, (A) withdrawing, modifying or changing in any adverse manner its approval or recommendation of this Agreement or (B) recommending a Company Competing Transaction pursuant to an unsolicited bona fide written Acquisition Proposal; if and only to the extent that, in connection with any of the actions described in the foregoing clauses (ii), (iii) and (iv), the Board of Directors of the Company shall have determined in good faith, after consultation with its legal counsel and financial advisors, that (x) in the case of clause (iv) above only, the Company Competing Transaction contemplated by the Acquisition Proposal would, if consummated, constitute a Superior Proposal and (y) in the case of clauses (ii) and (iii) above only, such actions are necessary to determine whether the Company Competing Transaction contemplated by the Acquisition Proposal would be consummated and, if consummated, would constitute a Superior Proposal. The Company shall promptly notify Parent of the receipt of any Acquisition Proposal after the date hereof, which notice shall include the identity of the Person making such Acquisition Proposal and the material terms and conditions thereof, and thereafter promptly notify Parent of any material changes to such Acquisition Proposal. In the event the Company receives an Acquisition Proposal that is not received in violation of this Section 6.05, and the Company believes that such proposal is likely to constitute a Superior Proposal, the Company may request such information from the offering party that is reasonably required (after consultation with the Company’s legal counsel and financial advisors) in order to determine whether or not such Acquisition Proposal constitutes, or would if accepted constitute, a Superior Proposal. The Company shall promptly provide Parent with a copy of any non-ministerial written or electronic information that it is providing to another Person pursuant to this Section 6.05(a) unless Parent has already been provided such information. In addition, the Company shall notify Parent promptly (and in any event within twenty-four (24) hours) if at any time the Company’s Board of Directors has determined that any such Acquisition Proposal constitutes, or would if accepted constitute, a Superior Proposal.

(b) Notwithstanding the foregoing:

(x) If the Company or the Board of Directors takes any action described in the foregoing clause (a)(iv) in response to a Superior Proposal, then on the same day the Company takes such action the Company also shall (i) notify Parent in writing that the Company’s Board of Directors is prepared to take such action, specifying the terms and conditions of such Acquisition Proposal (including a copy of a draft in substantially final form of any relevant Acquisition Agreement), and stating that the Company has complied to date with the other terms of this Section 6.05 and (ii) by telephone call to Topsy Mathew at 919-8200-87493 and e-mail to Topsy Mathew at Topsy.Mathew@in.standardchartered.com, summarize the notice provided pursuant to clause (i) above (it being agreed that the requirements of this clause (ii) shall be met if a message is left via e-mail and at such telephone number or if such telephone call is placed and after a reasonable period of time is not answered either in person or electronically). The Company shall not, however, terminate this Agreement pursuant to Section 9.01(h) to implement such Acquisition Proposal until the close of business on the third Business Day following such notice.

(y) If the Company’s Board of Directors elects to withdraw or modify its approval or recommendation of this Agreement and the Amalgamation, other than in response to a Superior Proposal, then simultaneously with taking such action the Company shall so notify Parent.

(c) The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons conducted heretofore with respect to any Acquisition Proposal.

(d) Any violation of the restrictions set forth in this Section 6.05 by any Representative of the Company (including any Representative of a Company Subsidiary), whether or not such Person is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of this Section 6.05 by the Company.

SECTION 6.06 Control of Operations. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company and the Company Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

SECTION 6.07 Further Action; Consents; Filings.

(a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall (and shall cause its respective Subsidiaries, if any, to) use commercially reasonable efforts to take, as promptly as practicable after the date of this Agreement, the actions set forth in the following clauses (i) and (vi) and use reasonable best efforts to take, as promptly as practicable after the date of this Agreement, the actions set forth in the following clauses (ii), (iii), (iv) and (v): (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Amalgamation and the other transactions contemplated by this Agreement, (ii) obtain from Governmental Entities any consents, Permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent or the Company or any of their respective Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the Amalgamation and the other transactions contemplated by this Agreement, (iii) promptly as practicable make all necessary filings, and thereafter make any other required or appropriate submissions, with respect to this Agreement and the Amalgamation required under (A) the rules and regulations of the NNM, (B) the Exchange Act and any other applicable Federal or state securities Laws, (C) the HSR Act and any other applicable Antitrust Laws, (D) the rules and regulations promulgated by any Telecommunications Operating Authority, and (E) any other applicable Law, (iv) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Amalgamation or the other transactions contemplated hereby or thereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, (v) provide notice, in the manner provided below, pursuant to Section 721 of the Defense Production Act of 1950, as amended, and the regulations and rules promulgated thereunder (“Exon-Florio”) in connection with the transactions contemplated by this Agreement (the “Exon-Florio Notification”), and (vi) execute and deliver any additional instruments necessary to consummate the Amalgamation and the other transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, the Company’s Board of Directors shall (1) take all action reasonably necessary to ensure that no Bermuda takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Amalgamation or any of the other transactions contemplated by this Agreement and (2) if any Bermuda takeover statute or similar statute becomes applicable to this Agreement, the Amalgamation or any other transactions contemplated by this Agreement, take all action reasonably necessary to ensure that the Amalgamation and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement, the Amalgamation and the other transactions contemplated by this Agreement. Nothing in this Agreement shall be deemed to require Parent or the Company to agree to, or proffer to, divest or hold separate any material assets or any material portion of its business in response to a condition imposed upon consummation of the Amalgamation by a Governmental Entity pursuant to applicable Antitrust Laws. Without limiting the generality of the foregoing, each party hereto shall give the other party hereto the opportunity to participate in the defense of any litigation against it and/or its directors relating to the transactions contemplated by this Agreement. The parties hereto shall cooperate and consult with each other in connection with the making of all filings referenced in this Section 6.07(a) for any mutual consents, Permits, waivers, approvals, authorizations or orders (and not any other such filings), including by providing copies of all such documents to the nonfiling parties and their advisors prior to filing, and none of the parties shall file any such document if any of the other parties shall have reasonably objected to the filing of such document. The Company and Parent shall use commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Proxy Statement) in connection with the transactions contemplated by this Agreement. The Company shall promptly and fully respond to any reasonable requests by Parent for information held or reasonably obtainable without significant unreimbursed expense by the Company relevant to the Exon-Florio Notification, including information relating to foreign national or foreign government ownership or control of the Company. Parent shall control the preparation of the Exon-Florio Notification, which shall be jointly submitted by both parties after coordinating with one another as far in advance as is reasonably practicable with respect to the Exon-Florio Notification. Such coordination shall include Parent providing the Company with a reasonable opportunity to review and comment on the draft Exon-Florio Notification prepared by Parent and providing the Company with reasonable assurances prior to filing of the Exon-Florio Notification with respect to any factual or legal matters contained therein as to which the Company has raised reasonable and good faith objection in writing to Parent. The Company and Parent shall each provide to the other party copies of all correspondence, filings or communications with any Governmental Entity in connection with the Exon-Florio Notification, keep the other party apprised of the status of any communications with, and any inquiries or requests received from any Governmental Entity in connection with the Exon-Florio Notification and shall promptly provide any supplemental information requested by any Governmental Entity in connection with the Exon-Florio Notification.

(b) Each of Parent and Amalgamation Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 6.07(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act and any other applicable Antitrust Laws, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other U.S., or foreign Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby and thereby;

and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any such other Governmental Entity or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences.

(c) In furtherance and not in limitation of the covenants of the parties contained in Sections 6.07 (a) and (b), if any objections are asserted with respect to the transactions contemplated by this Agreement, under any Antitrust Law or if any Suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Entity or any private party challenging any of the transactions contemplated hereby and thereby as violative of any Antitrust Law or which would otherwise prohibit or materially impair or materially delay the consummation of the transactions contemplated hereby and thereby, each of Parent, Amalgamation Sub and the Company shall use its reasonable best efforts to resolve any such objections or Suits so as to permit consummation of the transactions contemplated by this Agreement, including in respect of such objections or Suits that if not resolved could reasonably be expected to prohibit or materially impair or delay the consummation of the transactions contemplated hereby, including selling, holding separate or otherwise disposing of or conducting its business in a manner which would resolve such objections or suits or agreeing to sell, hold separate or otherwise dispose of or conduct its business in a manner which would resolve such objections or Suits or permitting the sale, holding separate or other disposition of, any of its assets or the assets of its Subsidiaries or the conducting of its business in a manner which would resolve such objections or Suits.

(d) Subject to the obligations under Section 6.07(c), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging any transaction contemplated by this Agreement, or any other agreement contemplated hereby or thereby each of Parent, Amalgamation Sub and the Company shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(e) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.07 shall limit a party’s right to terminate this Agreement pursuant to Section 9.01(b) so long as such party has up to then complied in all material respects with its obligations under this Section 6.07.

(f) Each of the Company and Parent will give (or will cause their respective Subsidiaries to give) any notices to third Persons, and use, and cause their respective Subsidiaries to use, commercially reasonable efforts to obtain any consents from third Persons necessary, proper or advisable (as reasonably determined by Parent in good faith with respect to notices or consents to be delivered or obtained by the Company) to consummate the transactions contemplated by this Agreement.

(g) In furtherance and not in limitation of the covenants of the parties contained in Section 6.07(a) and except in connection with HSR Act and other applicable Antitrust Law notification and reporting processes and the Exon-Florio Notification process, as soon as reasonably practicable after execution of this Agreement (but in any event in accordance with requirements under applicable Law), the Company shall prepare and file, or cause to be prepared and filed, the necessary applications, requests, notices and other filings, and thereafter shall timely make all other filings and notifications and timely seek all such Required Company Governmental Approvals for the consummation of the Amalgamation. Parent and Amalgamation Sub shall cooperate with the Company to the fullest extent reasonably possible to provide all necessary information for the preparation of the applications, including those portions of such applications, which are required to be completed by the Parent and/or Amalgamation Sub. The Company and the Parent and the Amalgamation Sub shall prosecute, or cause to be prosecuted, such filings with all due diligence and otherwise use their reasonable best efforts to obtain grants of approval as expeditiously as practicable. The parties shall promptly inform each other of material communications from any Governmental Entity concerning this Agreement, the consummation of the Amalgamation or any Company Permit and, except in connection with filings and notifications related to the HSR Act and other Antitrust Law notification and reporting processes, compliance with which would prohibit such action, permit the other party to review in advance any proposed written communication or information submitted to any such Governmental Entity. Each party shall use its reasonable best efforts not to cause or permit any of its officers, directors, partners, or other affiliates to take any action which could reasonably be expected to materially and adversely affect the submission of any required filings or notifications or grant of such approvals.

SECTION 6.08 Employee Benefits.

(a) From and after the Effective Time, the Amalgamated Company and its Subsidiaries will honor in accordance with their terms all existing employment, severance, consulting and salary continuation agreements between the Company or any of the Company Subsidiaries, and any current or former executive officer or director of the Company or any of the Company Subsidiaries, subject to any modifications thereto agreed to by any such officer or director with the Amalgamated Company.

(b) At the Effective Time and for a period of at least one (1) year after the Effective Time, Parent will cause the Amalgamated Company to provide employee benefits to employees of the Company who are retained by Parent or the Amalgamated Company (including retirement benefits, health benefits, severance policies and general employment policies and procedures), which are no less favorable in the aggregate to the employees than the benefits that are available under the Company Benefit Plans; provided, however, that (i) nothing in this Section 6.08(b) shall prevent the Amalgamated Company or any of its Subsidiaries from making any change required by applicable Law, (ii) the foregoing shall not result in any duplication of benefits; and (iii) nothing herein shall entitle an employee to be retained by Parent or the Amalgamated Company. Notwithstanding the foregoing, at the Effective Time and for a period of at least one (1) year after the Effective Time, Parent will cause the Amalgamated Company to provide severance benefits to employees of the Company who are retained by Parent or the Amalgamated Company that are no less favorable than the severance benefits such employees were entitled to receive immediately prior to the Effective Time.

(c) To the extent permitted under applicable Law, each employee of the Company or the Company Subsidiaries shall be given credit for all service with the Company or the Company Subsidiaries (or service credited by the Company or the Company Subsidiaries) under all employee benefit plans, programs, policies and arrangements maintained by Parent or the Amalgamated Company (other than benefit accrual under any defined benefit plan) to the extent that such service was recognized for such purpose under the applicable Company Benefit Plan. With respect to any medical or dental benefit plan of Parent or the Amalgamated Company in which employees of the Company or any of the Company Subsidiaries participate after the Effective Time, Parent shall or shall cause the Amalgamated Company to waive or cause to be waived any waiting periods, pre-existing condition exclusions and actively-at-work requirements, except to the extent such waiting periods, exclusions or requirements were applicable at the Effective Time under the applicable Company Benefit Plans, and to provide that any covered expenses incurred on or before the Effective Time by an employee of the Company or any of the Company Subsidiaries (or by a covered dependent of such an employee) shall be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions under any such medical or dental benefit plan after the Effective Time.

SECTION 6.09 Maintenance of Certain Trademark Registrations. In the event that (a) title to any material Registered Company Owned Intellectual Property remains in the name of any predecessor of the Company and (b) an executive officer of the Company obtains actual knowledge that such predecessor will be dissolved prior to the Closing, the Company will undertake commercially reasonable efforts to cause the title to any such material Registered Company Owned Intellectual Property remaining in the name of such predecessor company to be properly conveyed to the Company prior to the dissolution of such predecessor company; provided, however, that the Company shall in no event be responsible for, or incur any liability on account of, the failure of such predecessor company or its estate to cooperate with the Company in connection with such efforts.

ARTICLE VII

ADDITIONAL AGREEMENTS

SECTION 7.01 Preparation of the Proxy Statement; the Company Shareholders Meeting.

(a) Company Shareholders Meeting. The Company shall, as soon as practicable following execution of this Agreement and in accordance with this Agreement and promptly following clearance by the SEC of the Proxy Statement, duly call, give notice of, convene and hold a special meeting of its shareholders (the “Company Shareholders Meeting”), to be held as soon as reasonably practicable after the date hereof, for the purpose of considering and taking action upon the adoption of this Agreement and the Amalgamation. The Company shall: (i) through its Board of Directors, recommend to its shareholders that they adopt this Agreement and the Company shall include such recommendation in the Proxy Statement; and (ii) use commercially reasonable efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement and the Amalgamation and pursuant to the Proxy Statement and shall take all other actions necessary or advisable to secure the vote or consent of shareholders required by the Companies Act for the Company to effect the Amalgamation; provided, however, that the Board of Directors of the Company may fail to make or may withdraw, modify or change such recommendation and/or may fail to use such commercially reasonable efforts and take other actions if the Board shall have determined in accordance with Section 6.05 that a Company Competing Transaction constitutes a Superior Proposal. The Proxy Statement shall provide for a vote by Company shareholders on this Agreement and the Amalgamation. The Company agrees that, except as permitted by Section 6.05 and subject to the requirements of applicable Law, its obligations pursuant to this Section 7.01(a) shall not be affected by the commencement, public disclosure or communication to the Company of any Acquisition Proposal or Company Competing Transaction.

(b) Proxy Statement. As soon as practicable following the execution of this Agreement, the Company shall prepare and file with the SEC a proxy statement with respect to the Company Shareholders Meeting in a form reasonably acceptable to Parent (the “Proxy Statement”), and use its reasonable efforts to have the Proxy Statement cleared by the SEC and mailed to the Company’s shareholders. Parent, Amalgamation Sub and the Company shall cooperate with each other in the preparation of the Proxy Statement. Subject to Section 7.01(a), the Proxy Statement shall contain (A) statements of the Company’s Board of Directors that it has (i) determined that this Agreement and the transactions contemplated hereby, including the Amalgamation, are fair to and in the best interests of the shareholders of the Company, (ii) declared the Amalgamation and this Agreement to be advisable and (iii) recommend that the shareholders of the Company vote in favor of the approval of the Amalgamation and the adoption of this Agreement, which recommendations shall not be withdrawn, amended or modified in a manner adverse to Parent or the Amalgamation Sub (unless withdrawn, modified or changed in accordance with the terms of Section 6.05) and (B) the written opinion of the Company’s Financial Advisor referred to in Section 4.17. The Proxy Statement shall comply as to form and content in all material respects with the applicable provisions of the Exchange Act. Parent and its counsel shall be given an opportunity to review and comment upon the Proxy Statement and any amendment or supplement thereto prior to the filing thereof with the SEC, and the Company shall consider any such comments in good faith. The Company agrees to promptly provide to Parent and its counsel copies of any comments which the Company or its counsel may receive from the SEC or its staff, any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and any other correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Amalgamation. Parent and Amalgamation Sub will promptly supply to the Company in writing, for inclusion in the Proxy Statement, all information concerning Parent and Amalgamation Sub required by Law to be included in the Proxy Statement. The Company, Parent and Amalgamation Sub agree to promptly correct any information provided by any of them for use in the Proxy Statement which shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause such Proxy Statement as so corrected to be filed with the SEC and disseminated to the Company’s shareholders, in each case as and to the extent required by the applicable provisions of the Exchange Act. The Company agrees to use reasonable efforts, after consultation with the other parties hereto, to respond promptly to any comments or requests for any amendments or supplements received from the SEC or its staff with respect to the Proxy Statement and any preliminary version or amendment thereof, filed by it. Each of Parent and Amalgamation Sub agree to use reasonable efforts to promptly provide the Company with any information necessary to respond to any such comments or requests received from the SEC or its staff. The Company, Parent and Amalgamation Sub shall use reasonable efforts to cause the Proxy Statement to be mailed to the Company’s shareholders at the earliest practicable time, in accordance with applicable Law.

(c) Adjournment of the Shareholders Meeting. Notwithstanding anything to the contrary in this Section 7.01, at any time prior to the Shareholders Meeting, the Shareholders Meeting may be adjourned in response to an unsolicited Acquisition Proposal which did not result from a breach of Section 6.05 and which the Company’s Board of Directors determines in good faith, after consultation with the Company’s independent outside legal counsel and independent financial advisors of national reputation, reasonably may be expected to lead to a Superior Proposal for such time as the Company’s Board of Directors reasonably may require (not to exceed ten (10) Business Days) for the purpose of evaluating and negotiating such Acquisition Proposal (all in accordance with Section 6.05) and furnishing information to the Company’s shareholders with respect to such Acquisition Proposal.

(d) Cancellation of the Shareholders Meeting. The Company shall not be required to hold the Shareholders Meeting if this Agreement is terminated in accordance with Section 9.01 before the Shareholders Meeting is held.

SECTION 7.02 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, (i) Parent will, and Parent will cause the Amalgamated Company to, indemnify and hold harmless, and will provide advancement of expenses to, each person who is or was a director or officer of the Company or any Company Subsidiary at or at any time prior to the Effective Time (each, an “Indemnified Party” and, collectively, the “Indemnified Parties”), to the same extent such persons are indemnified or have the right to the advancement of expenses as of the date of this Agreement by the Company or the applicable Company Subsidiary pursuant to its Organizational Documents as in effect on the date of this Agreement and in accordance with applicable Law; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately and finally determined that such Indemnified Party is not entitled to indemnification, and (ii) Parent will cause the Amalgamated Company to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements (including those set forth in the Company’s or a Company Subsidiary’s Organizational Documents as in effect on the date of this Agreement) between the Company and any of the Indemnified Parties in effect immediately prior to the date of this Agreement. Notwithstanding any provision of this Section 7.02(a), neither Parent nor the Amalgamated Company shall, in connection with any one such action or proceeding or separate but substantially similar actions or proceedings arising out of the same general allegations, be liable for reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for all Indemnified Parties. Parent shall be entitled to participate in the defense of any such action or proceeding, and counsel for the Indemnified Party shall, to the extent consistent with their professional responsibilities, reasonably cooperate with Parent and any counsel designated by Parent.

(b) In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person in a single transaction or a series of transactions, then, and in each such case, Parent will make or cause to be made proper provision so that the successors and assigns of the Amalgamated Company or Parent assume the indemnification obligations described herein for the benefit of the Indemnified Parties, as a condition to such merger, consolidation or transfer becoming effective.

(c) The provisions of this Section 7.02 are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Parties and his or her heirs, assigns and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(d) For a period of six years after the Effective Time, Parent shall or shall cause the Amalgamated Company to maintain, at no expense to the beneficiaries in effect the current directors’ and officers’ liability insurance policies (“D&O Policies”), with one or more financially reputable insurance companies selected by Parent or the Amalgamated Company in its commercially reasonable discretion, providing coverage that is comparable in all material respects to the D&O Policies maintained by the Company as of the date of this Agreement with respect to matters existing or occurring at or prior to the Effective Time; provided, however, that: (i) in no event shall the Amalgamated Company be required to expend for annual premiums for any such D&O Policies an amount in excess of two hundred percent (200%) of the annual premium paid for the D&O Policies maintained by the Company as of the date of this Agreement (the “Premium Amount”); and (ii) that if the Amalgamated Company is unable to obtain the insurance required by this Section 7.02(d), it shall obtain as much comparable insurance as possible for an annual premium equal to the Premium Amount. In lieu of the foregoing, the Amalgamated Company may purchase six-year “tail” coverage covering acts or omissions of such persons prior to the Effective Time on substantially similar terms to the directors’ and officers’ liability insurance policy maintained by the Company at the date of this Agreement.

(e) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Closing Date) is made against any Indemnified director or officer, on or prior to the sixth anniversary of the Closing Date, the provisions of this Section 7.02(e) shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(f) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Directors and Officers and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Director or Officer is entitled, whether pursuant to Law, contract or otherwise.

(g) The Company shall use its reasonable best efforts to maintain in effect at all times from the date of this Agreement until the Effective Time, directors’ and officers’ liability insurance comparable as to amount and other material terms of coverage with such insurance as in effect on the date of this Agreement.

SECTION 7.03 Public Announcements. The initial press release concerning the Amalgamation to be released in connection with the execution and delivery of this

Agreement shall be a joint press release approved by Parent and the Company and, thereafter, Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Amalgamation and shall not issue any such press release or make any such public statement unless the parties shall have consulted in advance with respect thereto, except to the extent required by applicable Law or the requirements of the rules and regulations of the NNM, in which case the issuing party shall use all reasonable efforts to consult with the other party before issuing any such release or making any such public statement.

ARTICLE VIII

CONDITIONS TO THE AMALGAMATION

SECTION 8.01 Conditions to the Obligations of Each Party to Consummate the Amalgamation. The obligations of the parties hereto to consummate the Amalgamation are subject to the satisfaction or, if permitted by applicable Law, waiver of the following conditions by joint action of the parties hereto:

(a) This Agreement shall have been duly adopted by the requisite vote of shareholders of the Company in accordance with the Companies Act and Section 7.01 of this Agreement;

(b) No order, statute, rule, regulation, executive order, stay, decree, writ, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court of competent jurisdiction or Governmental Entity which prohibits or prevents the consummation of the Amalgamation which has not been vacated, dismissed or withdrawn prior to the Effective Time. The Company and Parent shall use their reasonable best efforts to have any of the foregoing vacated, dismissed or withdrawn as promptly as practicable;

(c) Any waiting period (and any extension thereof) applicable to the consummation of the Amalgamation under the HSR Act and/or any other applicable Antitrust Laws, Amalgamation control or similar Law shall have expired or been terminated or any such required approval shall have been received or granted; and

(d) The period of time for any applicable review process by the Committee on Foreign Investment in the United States (“CFIUS”) pursuant to 50 U.S.C. App. § 2170 relating to the determination of any threat to national security in respect of the Amalgamation shall have expired, and CFIUS shall not have taken any action or made any recommendation to block or prevent consummation of the Amalgamation.

SECTION 8.02 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Amalgamation, or to permit the consummation of the Amalgamation, are subject to the satisfaction or, if permitted by applicable Law, waiver of the following further conditions:

(a) Each of the representations and warranties of Parent and Amalgamation Sub in this Agreement shall be true, complete and correct on and as of the Effective Time as if made on and as of the Effective Time, other than representations and warranties which address matters only as of a certain date, which shall be true and correct as of such certain date, in either case, such that the aggregate effect of any inaccuracies in such representations and warranties do not comprise and could not be reasonably expected to comprise a Parent Material Adverse Effect, in each case without regard (for purposes of this Section 8.02(a)) to any materiality or Parent Material Adverse Effect qualifications contained in such representations and warranties, and the Company shall have received certificates of Parent and Amalgamation Sub, executed by the Chief Executive Officer of Parent and the President of Amalgamation Sub, to such effect;

(b) Parent and Amalgamation Sub shall have performed or complied in all material respects with all covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and the Company shall have received certificates of the Chief Executive Officer and Chief Financial Officer of Parent and the President of Amalgamation Sub to such effect; and

(c) All Required Company Governmental Approvals shall have been obtained, including, respectively, the transfer, assignment or reauthorization of Permits issued by all of the applicable Telecommunications Operating Authorities, free of any conditions that would cause a Company Material Adverse Effect, and all other consents, approvals, authorizations or filings of any Governmental Entity, the absence of which could reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect if the Closing were to occur, shall have been obtained or made.

SECTION 8.03 Conditions to the Obligations of Parent. The obligations of Parent to consummate the Amalgamation, or to permit the consummation of the Amalgamation, are subject to the satisfaction or, if permitted by applicable Law, waiver of the following further conditions:

(a) Each of the representations and warranties of the Company in this Agreement shall be true, complete and correct on and as of the Effective Time as if made on and as of the Effective Time, other than representations and warranties which address matters only as of a certain date, which shall be true and correct as of such certain date, in either case, such that the aggregate effect of any inaccuracies in such representations and warranties do not comprise or could not be reasonably expected to comprise a Company Material Adverse Effect, in each case without regard (for purposes of this Section 8.03(a)) to any materiality or Company Material Adverse Effect qualifications contained in such representations and warranties, and Parent shall have received a certificate of the Company, executed by the Chief Executive Officer and Chief Financial Officer of the Company, to such effect;

(b) The Company shall have performed or complied in all material respects with all covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, except where the failure to so comply has not resulted in a Company Material Adverse Effect; and Parent shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company to that effect;

(c) All Required Company Governmental Approvals shall have been obtained, including, respectively, the transfer, assignment or reauthorization of Permits issued by all of the applicable Telecommunications Operating Authorities, free of any conditions that would cause a Parent Material Adverse Effect, and all other consents, approvals, authorizations or filings of any Governmental Entity the absence of which could reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect if the Closing were to occur, shall have been obtained or made;

(d) No Company Material Adverse Effect shall have occurred since the date of this Agreement; and

(e) The number of Dissenting Shares shall not exceed five percent (5%) of the Company’s outstanding shares of Company Common Share Capital as of the date of this Agreement.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

SECTION 9.01 Termination. This Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Time, notwithstanding any requisite adoption of this Agreement, as follows:

(a) by mutual written consent duly authorized by the Boards of Directors of each of Parent and the Company;

(b) by either Parent or the Company, if the Effective Time shall not have occurred on or before April 30, 2006; provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have caused, or resulted in, the failure of the Effective Time to occur on or before such date;

(c) by either Parent or the Company, if any Governmental Order, writ, injunction or decree preventing the consummation of the Amalgamation shall have been entered by any court of competent jurisdiction and shall have become a Final Order; provided, however, that neither party may terminate this Agreement pursuant to this Section 9.01(c) unless that party first shall have used reasonable best efforts to prevent the entry of and to procure the removal, reversal, dissolution, setting aside or invalidation of such order, decree, ruling, judgment, decision, order or injunction;

(d) by Parent, if:

(i) the Board of Directors of the Company withdraws, modifies or changes its recommendation of this Agreement or the Amalgamation in a manner adverse to Parent (it being understood and agreed that any “stop-look-and-listen” communication by the Board of Directors of the Company to the shareholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act, or any similar communication to the shareholders of the Company in connection with the commencement of a tender offer or exchange offer containing not more than the substance of a “stop look and listen” communication pursuant to Rule 14d 9(f), shall not be deemed to constitute a withdrawal, modification or change of its recommendation of this Agreement or the Amalgamation);

(ii) the Board of Directors of the Company shall have recommended to the shareholders of the Company an Acquisition Proposal other than the Amalgamation;

(iii) the Company fails to comply in all material respects with Section 6.05; or

(iv) the Board of Directors of the Company resolves to take any of the actions described above;

(e) by Parent or the Company, if this Agreement is brought to a vote and shall fail to receive the requisite votes for adoption at the Company Shareholders’ Meeting or any adjournment or postponement thereof;

(f) by Parent, either (i) immediately after the occurrence of a non-curable breach of any representation, warranty, covenant or agreement of the Company set forth in this Agreement or (ii) twenty (20) days after receipt by the Company of a written notice from Parent of the occurrence of a curable breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement that has not been cured in its entirety within such time period, in either case such that the conditions set forth in Sections 8.03(a) and (b), respectively, would not be satisfied (a “Terminating Company Breach”); provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(f) if Parent is then in material breach of any of its covenants, agreements or representations and warranties contained in this Agreement;

(g) by the Company, either (i) immediately after the occurrence of a non-curable breach of any representation, warranty, covenant or agreement of Parent or Amalgamation Sub set forth in this Agreement or (ii) twenty (20) days after receipt by Parent of a written notice from the Company of the occurrence of a curable breach of any representation, warranty, covenant or agreement on the part of Parent or Amalgamation Sub set forth in this Agreement that has not been cured in its entirety within such time period, in either case such that the conditions set forth in Sections 8.02(a) and (b), respectively, would not be satisfied (a “Terminating Parent Breach”); provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(g) if the Company is then in material breach of any of its covenants, agreements or representations and warranties contained in this Agreement; or

(h) by the Company, prior to the approval of the transactions contemplated by this Agreement by the shareholders of the Company in accordance with this Agreement, if the Board of Directors of the Company shall have determined that an Acquisition Proposal was a Superior Proposal, as set forth in Section 6.05, but only if the Company (i) is in compliance with Section 6.05 and (ii) has paid the Termination Fee as required by Section 9.05(b).

The right of any party hereto to terminate this Agreement pursuant to this Section 9.01 will remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any Person controlling any such party or any of their respective officers, directors, representatives or agents, whether prior to or after the execution of this Agreement.

SECTION 9.02 Effect of Termination. Except as provided in Section 9.05, in the event of termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of any party hereto or any of its Affiliates or any of its, or their officers, directors, employees, agents or advisors, and all rights and obligations of each party hereto shall cease (except for the provisions of Section 6.04(b), this Section 9.02, Section 9.05 and Article X, which provisions shall survive such termination); provided, however, that nothing herein shall relieve any party hereto from liability for willful breach of any of its representations and warranties or the willful breach of any of its covenants or agreements set forth in this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, which shall survive termination of this Agreement and remain in full force and effect in accordance with its terms.

SECTION 9.03 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the adoption of this Agreement by the shareholders of the Company, no amendment may be made that by Law requires the further approval of the shareholders of the Company without first obtaining that approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

SECTION 9.04 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for or waive compliance with the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto or other act of any other party hereto and (c) subject to applicable Law waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

SECTION 9.05 Termination Fee; Expenses.

(a) Except as otherwise set forth in this Section 9.05, all Expenses incurred in connection with this Agreement and the Amalgamation shall be paid by the party incurring such Expenses, whether or not the Amalgamation is consummated; provided that Parent and the Company shall each pay one-half of all expenses incurred solely for printing, filing and mailing the Proxy Statement and all SEC and all other regulatory filing fees incurred in connection with the Proxy Statement and any fees required to be paid under the HSR Act and any other applicable Antitrust Laws.

(b) The Company agrees that if this Agreement is terminated by Parent or the Company pursuant to Section 9.01(d), 9.01(e), 9.01(f) (other than due to a breach of a representation and warranty as provided therein) or 9.01(h) (as applicable), then the Company shall pay to Parent, or as directed by Parent, a fee equal to four million five hundred thousand dollars ($4,500,000) (the ”Termination Fee”). The Termination Fee shall be paid by wire transfer of immediately available funds (i) in the case of a termination by the Company pursuant to Section 9.01(e) or 9.01(h), on the date of such termination and (ii) in the case of a termination by Parent pursuant to Section 9.01(d) or 9.01(f), no later than two (2) Business Days after it first becomes due.

(c) The Company agrees that if (i) after the date of this Agreement and prior to any termination of this Agreement pursuant to Section 9.01, an Acquisition Proposal by a third party has been made to the Company or its Board of Directors, or has been made directly to the Company’s shareholders generally, or has been publicly disclosed or announced, and (ii) thereafter this Agreement is terminated by the Company pursuant to Section 9.01(b) and within nine (9) months after the termination the Company shall consummate or enter into an Acquisition Agreement with respect to such Acquisition Proposal (for purposes of this Section 9.05 only, all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”) with such third party, then upon consummation of such Acquisition Proposal the Company shall pay to Parent, or as directed by Parent, a fee equal to four million five hundred thousand dollars ($4,500,000); provided, however, that such fee shall not be due and payable if, at the time of such termination, any of the conditions set forth in Sections 8.01(b), (c) and (d) and 8.02 shall not have been met. The fee shall be paid by wire transfer of immediately available funds no later than the date of consummation of such Acquisition Proposal.

(d) The Company agrees that if (i) after the date of this Agreement and prior to any termination of this Agreement pursuant to Section 9.01, an Acquisition Proposal by a third party has been made to the Company or its Board of Directors, or has been made directly to the Company’s shareholders generally, or has been publicly disclosed or announced, and (ii) thereafter this Agreement is terminated by Parent pursuant to Section 9.01(f) (solely with respect to a breach of a representation and warranty as provided therein) and within nine (9) months after the termination the Company shall consummate or enter into an Acquisition Agreement with respect to such Acquisition Proposal with such third party, then upon consummation of such Acquisition Proposal the Company shall pay to Parent, or as directed by Parent, a fee equal to four million five hundred thousand dollars ($4,500,000). The fee shall be paid by wire transfer of immediately available funds no later than the date of consummation of such Acquisition Proposal.

(e) Parent and the Company agree that the agreements contained in Sections 9.05(b), 9.05(c) and 9.05(d) are an integral part of the transaction contemplated by this Agreement and constitute liquidated damages and not a penalty and that without those agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails to pay to Parent any amount when due under Section 9.05(b), 9.05(c) or 9.05(d), the Company shall also pay to Parent its fees and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit of other legal action, taken to collect payment, together with interest on such amounts at the prime rate of JPMorgan Chase Bank in effect on the date such payment was required to be made.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.01 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement shall survive at the Effective Time or the termination of this Agreement pursuant to Section 9.01, as the case may be, and, after the Effective Time or such termination, none of the Company, Parent, Amalgamation Sub, the Amalgamated Company or their respective officers or directors shall have any further obligation with respect thereto, except that representations and warranties shall survive the termination of this Agreement indefinitely solely to the extent of any willful breach thereof that has caused a Company Material Adverse Effect or a Parent Material Adverse Effect. None of the covenants or other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, nor any rights or obligations arising out of the breach of any such covenant or other agreement, shall survive the Effective Time or the termination of this Agreement pursuant to Section 9.01, as the case may be, except that they shall survive the termination of this Agreement solely to the extent of any willful breach thereof, and except for those covenants or agreements that by their terms apply or are to be performed in whole in part after the Effective Time, and except that this Article X shall survive the Effective Time. Any recovery by Parent with respect to a willful breach of representation and warranty or covenant or other agreement pursuant to this Section 10.01 will be reduced by an amount equal to an payment received by Parent pursuant to Section 9.05.

SECTION 10.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given by delivery in Person, by facsimile, by registered or certified mail (postage prepaid, return receipt requested) or by an internationally recognized courier service to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02); provided that all notices are given pursuant to Section 6.05(a) hereof shall be by telecopy or facsimile in addition to and not in lieu of any other manner:

(a)	if to the Company:

Teleglobe International Holdings Ltd
P.O. Box HM 1154
10 Queen Street
Hamilton HM EX
Bermuda
Attn: Chairman
Facsimile: (441) 296-2248

with copies (which shall not constitute notice) to:

Teleglobe Canada ULC
1000 Rue de la Gauchetiere West
Montreal, Quebec, H3B 4X5
Canada
Attn: Liam Strong, President and Chief Executive Officer
Facsimile: (514) 868-7234
Attn: Michael Wu, Vice President and General Counsel
Facsimile: (514) 868-8686

and:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
Attn: Stuart D. Freedman, Esq.
Facsimile: (212) 593-5955

(b)	if to Parent or Amalgamation Sub:

Videsh Sanchar Nigam Limited
Lokmanya Videsh Sanchar Bhavan, Opp. Kirti College
K.D. Marg, Prabhedevi
Mumbai, India 400 028
Attn: Satish Ranade, Esq.
Facsimile: 011-91-22-56592144

with copies (which shall not constitute notice) to:

Kelley Drye & Warren LLP
1200 19th Street, N.W., Suite 500
Washington, D.C. 20036
Attn: Robert Aamoth, Esq.
Facsimile: (202) 955-9792

and:

Kelley Drye & Warren LLP
8000 Towers Crescent Drive, Suite 1200
Vienna, VA 22182
Attn: Jay R. Schifferli, Esq.
Facsimile: (703) 918-2450

All such notices and other communications given by personal delivery, mail or courier service shall be deemed to have been duly given upon receipt and such notices and other communications given by facsimile shall be deemed to have been duly given upon transmission thereof by the sender and issuance by the transmitting machine of a confirmation slip that the number of pages constituting the notice has been transmitted without error.

SECTION 10.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy in any situation in any jurisdiction, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of such term or other provision in any other situation or in any other jurisdiction and all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Amalgamation is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the fullest extent permitted by applicable Law in order that the Amalgamation may be consummated as originally contemplated to the fullest extent possible.

SECTION 10.04 Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Notwithstanding anything contained in this Agreement to the contrary, other than Section 7.03, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights or remedies under or by reason of this Agreement.

SECTION 10.05 Incorporation of Exhibits. The Parent Disclosure Schedule, the Company Disclosure Schedule and all Annexes attached hereto and referred to herein are hereby incorporated herein and made a part of this Agreement for all purposes as if fully set forth herein. Parent and the Company acknowledge that the Parent Disclosure Schedule and the Company Disclosure Schedule (i) are qualified in their entirety by reference to specific provisions of this Agreement and (ii) are not intended to constitute and shall not be construed as indicating that such matter is required to be disclosed, nor shall such disclosure be construed as an admission that such information is material with respect to Parent or the Company as the case may be, except to the extent required by this Agreement and by applicable Law.

SECTION 10.06 Governing Law; Venue. This Agreement shall be governed by, and construed and enforced in accordance with, the Laws of Bermuda, without giving effect to any conflict of laws or choice of laws rules or principles that would result in the application of the law of any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY CONSENTS AND AGREES TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE BERMUDA SUPREME COURT (AND THE APPROPRIATE APPELLATE COURTS THEREFROM) FOR ANY LITIGATION AMONG THEM ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY (AND AGREES NOT TO COMMENCE ANY LITIGATION RELATING THERETO EXCEPT IN THE BERMUDA SUPREME COURT), WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUCH LITIGATION IN THE BERMUDA SUPREME COURT (AND THE APPROPRIATE APPELLATE COURTS

THEREFROM) AND AGREES NOT TO PLEAD OR CLAIM IN ANY COURT THAT SUCH LITIGATION BROUGHT IN THE BERMUDA SUPREME COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. IF THE BERMUDA SUPREME COURT SHALL NOT ACCEPT JURISDICTION WITH RESPECT TO ANY LITIGATION, SUCH LITIGATION MAY BE BROUGHT IN ANY OTHER COURTS.

SECTION 10.07 Waiver of Jury Trial. TO THE FULLEST EXTENT PERMITTED BY LAW, EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION OR AGREEMENT CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

SECTION 10.08 Headings; Interpretation. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement. Unless the context of this Agreement otherwise requires: (i) words of any gender shall be deemed to include each other gender; (ii) words using the singular or plural number shall also include the plural or singular number, respectively; (iii) the words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section and paragraph references are to the Sections and paragraphs of this Agreement; (iv) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless otherwise specified; (v) “or” is not exclusive; and (vi) provisions apply to successive events and transactions.

SECTION 10.09 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 10.10 Entire Agreement. This Agreement (including any Annexes, the Parent Disclosure Schedule and the Company Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto.

SECTION 10.11 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedies to which they are entitled at law or in equity, without having to post any bond or to prove actual damages.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TELEGLOBE INTERNATIONAL HOLDINGS LTD

By:	/s/ Gerald Porter Strong
	Name:	Gerald Porter Strong
	Title:	President and Chief Executive Officer

VSNL TELECOMMUNICATIONS (BERMUDA) LTD.

By:	/s/ Srinivasa Addepalli
	Name:	Srinivasa Addepalli
	Title:	Vice President

VIDESH SANCHAR NIGAM LIMITED

By:	/s/ Srinath Narasimhan
	Name:	Srinath Narasimhan
	Title:	Director (Operations)

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